Exhibit 99.1

NOTICE OF MEETING
AND
MANAGEMENT INFORMATION
CIRCULAR

FOR THE ANNUAL MEETING
OF SHAREHOLDERS

TO BE HELD ON
APRIL 21, 2015

INVITATION TO SHAREHOLDERS

On behalf of the Board of Directors, management and employees of the Corporation, it is our pleasure to invite you to join us at the Corporation's Annual Meeting of Shareholders to be held on Tuesday, April 21, 2015 at 9:00 a.m. (EDT) at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario.

The items of business to be considered and voted upon by shareholders at this meeting are described in the Notice of Annual Meeting and the accompanying Management Information Circular.

You can find further information concerning the Corporation on our website: www.celestica.com. We encourage you to visit our website before attending the meeting, as it provides useful information regarding the Corporation.

Your participation at this meeting is important. We encourage you to exercise your right to vote, which can be done by following the instructions provided in the Management Information Circular and accompanying form of proxy.

After the meeting, Craig Muhlhauser, President and Chief Executive Officer, and Darren Myers, Executive Vice President and Chief Financial Officer, will provide a report on the Corporation's affairs. You will also have the opportunity to ask questions and to meet the Corporation's Board of Directors and executives.

Yours sincerely,

William A. Etherington Chair of the Board	Craig H. Muhlhauser President and Chief Executive Officer

Your Vote Is Important

Registered Shareholders

You will have received from the Corporation's transfer agent, Computershare Investor Services Inc., a form of proxy which accompanied your Management Information Circular. Complete, sign, date and mail your form of proxy to Computershare Investor Services Inc. in the envelope provided or follow the instructions provided on the form of proxy to vote by telephone or internet. For instructions regarding how to vote in person at the meeting if you are a registered shareholder, see Questions and Answers on Voting and Proxies — How Do I Exercise My Vote (and by When)?

Non-Registered Shareholders

You are a non-registered shareholder (or beneficial owner) if your shares are held in the name of a nominee (such as a securities broker, trustee or other financial institution). You will have received from your nominee a request for voting instructions which accompanied your Management Information Circular. Alternatively, your nominee may have provided you with a form of proxy. Follow the instructions on your voting instruction form to vote by telephone or internet, or complete, sign, date and mail the voting instruction form in the envelope provided. For instructions regarding how to vote in person at the meeting if you are a non-registered shareholder, see Questions and Answers on Voting and Proxies — How Do I Vote if I am a Non-Registered Shareholder?

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CELESTICA INC.

The Annual Meeting of Shareholders (the "Meeting") of CELESTICA INC. (the "Corporation" or "Celestica") will be held at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Tuesday the 21st day of April, 2015 at 9:00 a.m. (EDT) for the following purposes:

  •
  to receive and consider the financial statements of the Corporation for its financial year ended December 31, 2014, together with the report of the auditor thereon;

  •
  to elect the directors for the ensuing year;

  •
  to appoint the auditor for the ensuing year;

  •
  to authorize the directors to fix the auditor's remuneration;

  •
  to approve an advisory resolution on the Corporation's approach to executive compensation; and

  •
  to transact such other business as may properly be brought before the Meeting and any adjournment(s) or postponement(s) thereof.

Shareholders are invited to vote at the Meeting by completing, signing, dating and returning the accompanying form of proxy by mail or by following the instructions for voting by telephone or internet in the accompanying form of proxy, whether or not they are able to attend personally.

Only shareholders of record at the close of business on March 6, 2015 will be entitled to vote at the Meeting.

DATED at Toronto, Ontario this 5th day of March, 2015.

By Order of the Board of Directors

Elizabeth L. DelBianco
Executive Vice President,
Chief Legal and Administrative Officer
and Corporate Secretary

Note: If you are a new shareholder or a non-registered shareholder who did not elect to receive our 2014 Annual Report, you can view that report on our website at www.celestica.com or under our profile at www.sedar.com. If you wish to receive a hard copy of the report, please contact us at clsir@celestica.com.

i

CELESTICA INC.
844 Don Mills Road
Toronto, Ontario, Canada M3C 1V7

MANAGEMENT INFORMATION CIRCULAR

In this Management Information Circular (the "Circular"), unless otherwise noted, all information is given as of February 11, 2015 and all dollar amounts are expressed in United States dollars. Unless stated otherwise, all references to "U.S.$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars. Unless otherwise indicated, any reference in this Circular to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for 2014. During that period, based on the relevant 2014 noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Board of Governors of the Federal Reserve System, the average exchange rate was $1.00 = C$1.1043.

QUESTIONS AND ANSWERS ON VOTING AND PROXIES

Q.
WHAT DECISIONS WILL I BE ASKED TO MAKE?

A.
Shareholders will be voting on the following matters: the election of each individual director to the Board of Directors of the Corporation (the "Board" or the "Board of Directors") for the ensuing year, the appointment of an auditor for the Corporation for the ensuing year, authorization of the Board to fix the auditor's remuneration, an advisory resolution on the Corporation's approach to executive compensation, and any other matters as may properly be brought before the Meeting.

The Corporation's Board of Directors and management recommend that you vote in favour of each of the proposed nominees for election as directors of the Corporation, in favour of the appointment of KPMG LLP as auditor of the Corporation, in favour of the authorization of the Board of Directors of the Corporation to fix the remuneration to be paid to the auditor, and in favour of the advisory resolution on the Corporation's approach to executive compensation.

Q.
WHO IS SOLICITING MY PROXY?

A.
The Corporation's management is soliciting your proxy.    All associated costs of solicitation will be borne by the Corporation. The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation for which no additional compensation will be paid. The Corporation anticipates that copies of this Circular and accompanying form of proxy will be sent to registered shareholders on or about March 13, 2015.

Q.
WHO IS ENTITLED TO VOTE?

A.
The holders of Subordinate Voting Shares ("SVS") or Multiple Voting Shares ("MVS") as at the close of business on March 6, 2015 or their duly appointed representatives are entitled to vote.

As at February 11, 2015, 151,507,998 SVS (which carry one vote per share and collectively represent approximately 24% of the voting power of the Corporation's securities) and 18,946,368 MVS (which carry 25 votes per share and collectively represent approximately 76% of the voting power of the Corporation's securities) were issued and outstanding.

Q.
HOW DO I EXERCISE MY VOTE (AND BY WHEN)?

A.
Non-registered shareholders should refer to Questions and Answers on Voting and Proxies — How Do I Vote If I Am a Non-Registered Shareholder?

If you are a registered shareholder, you may exercise your right to vote by attending and voting your shares in person at the Meeting, by mailing in the attached form of proxy or by voting by telephone or internet.

If you vote your shares in person, your vote will be taken and counted at the Meeting.

If you choose to vote your shares using the form of proxy, your proxy form must be received by the Corporation's registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"), 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, no later than 5:00 p.m. (EDT) on Friday, April 17, 2015. If the Meeting is adjourned or postponed, Computershare must receive the form of proxy at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled Meeting. Alternatively, the form of proxy may be given to the Chair of the Meeting at which the form of proxy is to be used.

If you choose to vote your shares by telephone or internet, your vote must be received no later than 5:00 p.m. (EDT) on Friday, April 17, 2015.

Q.
WHAT IF I SIGN THE FORM OF PROXY ENCLOSED WITH THIS CIRCULAR?

A.
Signing the form of proxy gives authority to Mr. William A. Etherington or Mr. Craig H. Muhlhauser or their designees (the "Proxy Nominees"), to vote your shares at the Meeting, unless you give authority to another person to vote your shares by providing that person's name on the form of proxy.

Q.
CAN I APPOINT SOMEONE OTHER THAN THE PERSONS NAMED IN THE FORM OF PROXY ENCLOSED WITH THIS CIRCULAR TO VOTE MY SHARES AT THE MEETING?

A.
Yes, you may appoint a person or company to represent you at the Meeting other than the persons designated in the form of proxy.    Write the name of the person of your choice in the blank space provided in the form of proxy. The person whom you choose need not be a shareholder.

Please ensure that the person you have appointed is attending the Meeting and is aware that he or she will be voting your shares. Proxyholders should speak to a representative of Computershare upon arriving at the Meeting.

Q.
HOW WILL MY SHARES BE VOTED AT THE MEETING IF I GIVE MY PROXY?

A.
On any ballot that may be called for, the shares represented by a properly executed proxy given in favour of the Proxy Nominees in the enclosed form of proxy will be voted for or against or withheld from voting in accordance with the instructions given on the ballot. If you specify a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

The persons named in the form of proxy must vote for or against or withhold from voting your shares in accordance with your instructions on the form of proxy. In the absence of such directions and unless you specify a person other than the Proxy Nominees to vote your shares, your shares will be voted in favour of the election to the Corporation's Board of each of the nominees proposed by management, in favour of the appointment of KPMG LLP as the Corporation's auditor, in favour of the authorization of the Board to fix the auditor's remuneration, in favour of the advisory resolution on the Corporation's approach to executive compensation, and as the Proxy Nominees may determine in their best judgment with respect to any other matters that may be properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Q.
IF I CHANGE MY MIND, CAN I TAKE BACK MY PROXY ONCE I HAVE GIVEN IT?

A.
Yes, you may revoke any proxy that you have given at any time prior to its use at the Meeting for which it was given or any adjournment(s) or postponement(s) thereof. In addition to revocation in any other manner permitted by law, you may revoke the proxy by preparing a written statement, signed by you or your attorney, as authorized, or if the proxy is given on behalf of a corporation, by a duly authorized officer or attorney of such corporation, and deposited with the Chair of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof, prior to the proxy being voted, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by you or by your attorney, who is authorized in writing, to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used.

Note that your participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given by you regarding business considered by that vote.

Q.
WHAT IF AMENDMENTS ARE MADE TO THE SCHEDULED MATTERS OR IF OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?

A.
The accompanying form of proxy confers discretionary authority upon the Proxy Nominees in respect of any amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

As of the date of this Circular, the Corporation's management was not aware of any such amendments, variations or other matters to come before the Meeting. However, if any amendments, variations or other matters that are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of the Proxy Nominees will be voted on such matters in accordance with the best judgment of the Proxy Nominees.

Q.
HOW DO I VOTE IF I AM A NON-REGISTERED SHAREHOLDER?

A.
A shareholder is a non-registered shareholder (or beneficial owner) if (i) an intermediary (such as a bank, trust company, securities dealer or broker, trustee or administrator of a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, registered education savings plan, registered disability savings plan or tax-free savings account), or (ii) a clearing agency (such as CDS Clearing and Depository Services Inc. or Depository Trust and Clearing Corporation), of which the intermediary is a participant (in each case, an "Intermediary"), holds the shareholder's shares on behalf of the shareholder.

In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators ("NI 54-101"), the Corporation is distributing copies of materials related to the Meeting to Intermediaries for distribution to non-registered shareholders and such Intermediaries are to forward the materials related to the Meeting to each non-registered shareholder (unless the non-registered shareholder has declined to receive such materials). Such Intermediaries often use a service company (such as Broadridge Investor Communication Solutions ("Broadridge")), to permit the non-registered shareholder to direct the voting of the shares held by the Intermediary on behalf of the non-registered shareholder. The Corporation is paying Broadridge to deliver, on behalf of the Intermediaries, a copy of the materials related to the Meeting to each "non-objecting beneficial owner" and each "objecting beneficial owner" (as those terms are defined in NI 54-101).

If you are a non-registered shareholder, the Intermediary holding your shares should provide a voting instruction form. In order to cast your vote, you must follow the instructions on the voting instruction form to vote by telephone or internet, or complete, sign and return in accordance with the instructions, and within the timeline (which may be earlier than 5:00 p.m. (EDT) on Friday, April 17, 2015), set forth therein. This form will constitute voting instructions which the Intermediary must follow. Alternatively, the Intermediary may provide you with a signed form of proxy. In this case, you do not need to sign the form of proxy, but should complete it and forward it directly to Computershare.

As a non-registered holder, if your shares are held through a broker who is a member of the New York Stock Exchange (the "NYSE") and you do not return the voting instruction form, your broker will not have the discretion to vote your shares on any "non-routine" matters, as defined under NYSE rules. Therefore, it is important that you instruct your broker or other Intermediary how to vote your shares. If such broker doesn't receive voting instructions as to a non-routine proposal (all proposals other than the proposal to appoint the auditor for the ensuing year and to authorize the directors to fix the auditor's remuneration, are "non-routine" matters under NYSE rules), a "broker non-vote" with respect to such shares occurs, and such shares will not be taken into account in determining the outcome of the non-routine proposal.

Should you, as a non-registered shareholder, wish to attend the Meeting and vote your shares in person, or have another person attend and vote your shares on your behalf, you should fill in your own name or the name of your appointee, as the case may be, in the space provided on the form of proxy. An Intermediary's voting instruction form will likely provide corresponding instructions as to how to cast your vote in person. In any case, you should carefully follow the instructions provided by the Intermediary and contact the Intermediary promptly if you require assistance.

If you vote by mail and would subsequently like to change your vote (whether by revoking a voting instruction or by revoking a proxy), you should contact the Intermediary to discuss whether this is possible and, if so, what procedures you should follow.

Q.
HOW CAN I CONTACT THE INDEPENDENT DIRECTORS AND CHAIR?

A.
You may contact the independent directors, including the independent Chair of the Corporation, with the assistance of Celestica Investor Relations. Shareholders or other interested persons can send a letter, e-mail or fax c/o Celestica Investor Relations to the following coordinates:

Celestica Investor Relations
844 Don Mills Road
Toronto, Ontario, Canada M3C 1V7
Phone: 416-448-2211
Fax: 416-448-5527
E-mail: clsir@celestica.com

Q.
WHOM SHOULD I CONTACT IF I HAVE QUESTIONS CONCERNING THE CIRCULAR OR FORM OF PROXY?

A.
If you have questions concerning the information contained in this Circular you may contact Celestica Investor Relations (see contact coordinates above). If you require assistance in completing the form of proxy you may contact the transfer agent (see contact coordinates below).

Q.
HOW CAN I CONTACT THE TRANSFER AGENT?

A.
You may contact the transfer agent by mail:

Computershare Investor Services Inc.
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1

or by telephone:

within Canada and the United States
1-800-564-6253
all other countries
514-982-7555

PRINCIPAL HOLDERS OF VOTING SHARES

As of February 11, 2015, the only persons or corporations who, to the knowledge of the Corporation, its directors or executive officers, beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of the voting securities of the Corporation are as follows:

Table 1: Principal Holders of Voting Shares

Name	Number of Shares	Percentage of Class	Percentage of All Equity Shares	Percentage of Voting Power

Onex Corporation(1) Toronto, Ontario Canada	18,946,368 MVS	100%	11.1%	75.8%

	536,607 SVS	*	*	*

Gerald W. Schwartz(2) Toronto, Ontario Canada	18,946,368 MVS	100%	11.1%	75.8%

	657,264 SVS	*	*	*

Mackenzie Financial Corporation(3) Toronto, Ontario Canada	18,772,767 SVS	12.4%	11.0%	3.0%

Letko, Brosseau & Associates Inc.(4) Montréal, Québec Canada	18,605,268 SVS	12.3%	10.9%	3.0%

*
Less than 1%.

(1)
The number of shares beneficially owned, or controlled or directed, directly or indirectly, by Onex Corporation ("Onex") includes 945,010 MVS held by a wholly-owned subsidiary of Onex, 110,435 SVS held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of employees of Celestica pursuant to Celestica's employee share purchase plan, and 102,597 SVS directly or indirectly held by certain officers of Onex, which Onex or such other person has the right to vote.

(2)
The number of shares beneficially owned, or controlled or directed, directly or indirectly, by Mr. Schwartz includes 120,657 SVS owned by a company controlled by Mr. Schwartz and all of the 18,946,368 MVS and 536,607 SVS beneficially owned, or controlled or directed, directly or indirectly, by Onex, of which 688,807 MVS are subject to options granted to Mr. Schwartz pursuant to certain management investment plans of Onex (each of which MVS will, upon exercise of such options, be automatically converted into an SVS) and of which 110,435 SVS are held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of employees of Celestica pursuant to Celestica's employee share purchase plan. Mr. Schwartz is a director of the Corporation and the Chairman of the Board and Chief Executive Officer of Onex, and owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, under applicable securities laws, Mr. Schwartz is deemed to be the beneficial owner of the Celestica shares owned by Onex; Mr. Schwartz has advised the Corporation, however, that he disclaims any rights of such beneficial ownership of the shares held by Onex and the shares held in trust for Celestica Employee Nominee Corporation.

(3)
The number of shares reported as owned by Mackenzie Financial Corporation is based on the Schedule 13G/A it filed with the United States Securities and Exchange Commission on February 12, 2015 reporting ownership as of December 31, 2014.

(4)
The number of shares reported as owned by Letko, Brosseau & Associates Inc. is based on the Schedule 13G/A it filed with the United States Securities and Exchange Commission on February 5, 2015 reporting ownership as of December 31, 2014.

Agreement for the Benefit of Holders of SVS

Onex, which beneficially owns, controls or directs, directly or indirectly, all of the outstanding MVS, has entered into an agreement with the Corporation and with Computershare Trust Company of Canada, as trustee for the benefit of the holders of the SVS, for the purpose of ensuring that the holders of the SVS will not be deprived of any rights under applicable take-over bid legislation to which they would be otherwise entitled in the event of a take-over bid (as that term is defined in applicable securities legislation) if MVS and SVS were of a single class of shares. Subject to certain permitted forms of sale, such as identical or better offers to all holders of SVS, Onex has agreed that it, and any of its affiliates that may hold MVS from time to time, will not sell any MVS, directly or indirectly, pursuant to a take-over bid (as that term is defined under applicable securities legislation) under circumstances in which any applicable securities legislation would have required the same offer or a follow-up offer to be made to holders of SVS if the sale had been a sale of SVS rather than MVS, but otherwise on the same terms.

The articles of the Corporation provide "coat-tail" protection to the holders of the SVS by providing that the MVS will be converted automatically into SVS upon any transfer thereof, except (a) a transfer to Onex or any affiliate of Onex, or (b) (i) a transfer of 100% of the outstanding MVS to a purchaser who also has offered to purchase all of the outstanding SVS for a per share consideration identical to, and otherwise on the same terms as, that offered for the MVS, and (ii) the MVS held by such purchaser thereafter shall be subject to the provisions relating to conversion as if all references to Onex (including with respect to the provisions summarized in this paragraph) were references to such purchaser. In addition, if (a) any holder of any MVS ceases to be an affiliate of Onex, (b) Onex and its affiliates cease to have the right, in all cases, to exercise the votes attached to, or to direct the voting of, any of the MVS held by Onex and its affiliates, or (c) the number of MVS represents less than 5% of the aggregate number of the outstanding MVS and SVS, such MVS shall convert automatically into SVS on a one-for-one basis. See footnote 2 to Item 7A of the Corporation's Annual Report on Form 20-F.

INFORMATION RELATING TO OUR DIRECTORS

Election of Directors

The nine individuals listed herein are being recommended for election as directors of the Corporation, as the current term of office for each director expires at the close of the Meeting. If elected, they will hold office until the close of the next annual meeting of shareholders or until their successors are elected or appointed, unless such office is earlier vacated in accordance with the Corporation's by-laws. All of the proposed nominees are currently directors of the Corporation. The articles of the Corporation provide for a minimum of three and a maximum of twenty directors. The Board of Directors has the authority to set the number of directors of the Corporation to be elected at the Meeting and has set that number at nine.

The Corporation has a retirement policy which provides that, unless the Board authorizes an exception, a director shall not stand for re-election after his or her 75th birthday.

Unless authority to do so is withheld, proxies given pursuant to this solicitation by the management of the Corporation will be voted in favour of each of the proposed nominees listed below for election as directors. Management of the Corporation does not contemplate that any of the nominees will be unable, or for any reason unwilling, to serve as a director, but if that should occur for any reason prior to their election, the Proxy Nominees may, in their discretion, nominate and vote for another nominee.

    Majority Voting Policy

The Board has adopted a policy that requires, in an uncontested election of directors, that shareholders will be able to vote in favour of, or to withhold from voting, separately for each director nominee. If, with respect to any particular nominee, other than the controlling shareholder or a representative of the controlling shareholder, the number of shares withheld from voting by shareholders other than the controlling shareholder and its associates exceeds the number of shares that are voted in favour of the nominee by shareholders other than the controlling shareholder and its associates, then the Board shall determine, and in so doing shall give due weight to the rights of the controlling shareholder, whether to require the nominee to resign from the Board and if so required any such nominee shall immediately tender his or her resignation. The Board shall determine whether to accept such resignation from the Board. The Board shall accept such resignation absent exceptional circumstances. Such a determination by the Board shall be made, and announced by press release, within 90 days after the applicable shareholders' meeting. If the Board determines not to accept a resignation, the press release will state the reasons for such decision. Subject to any corporate law restrictions, the Board may leave any resultant vacancy unfilled until the next annual shareholders' meeting, or it may fill the vacancy through the appointment of a new director whom the Board considers would merit the confidence of the shareholders, or it may call a special meeting of shareholders at which there shall be presented a nominee or nominees to fill the vacant position or positions. See Statement of Corporate Governance Practices — Nomination and Election of Directors — Election of Directors in Schedule A to this Circular.

    Nominees for Election as Director

The following tables set out certain information with respect to the nominees, including their municipalities of residence; their ages; the year from which each has continuously served as a director of the Corporation; all positions and offices held by them with the Corporation or any of its significant affiliates; their present principal occupations, businesses and employments; and other public corporations of which they are directors. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any one of the nominees has been nominated.

For a description of the number of shares and deferred share units ("DSUs") beneficially owned, directly or indirectly, or over which control or direction is exercised by the Corporation's directors, and a description of the DSUs, see Information Relating to Our Directors — Directors' Ownership of Securities and Information Relating to Our Directors — Director Compensation. In the case of shares, options, restricted share units ("RSUs") and performance share units ("PSUs") beneficially owned, directly or indirectly, or over which control or direction is exercised by Mr. Muhlhauser, see Compensation of Named Executive Officers — Option-Based and Share-Based Awards. In the case of securities of the Corporation owned, directly or indirectly, by Mr. Schwartz and his associates and affiliates, see also Principal Holders of Voting Shares.

Name of Nominee	Age	Director Since	2014 Annual Meeting of Shareholders Voting Results

Daniel P. DiMaggio*	64	2010	Votes For: 99.64%	Votes Withheld: 0.36%
Duluth, Georgia United States

Mr. DiMaggio is a corporate director. Prior to retiring in 2006, he spent 35 years with United Parcel Services ("UPS"), most recently as Chief Executive Officer of the UPS Worldwide Logistics Group. Prior to leading UPS' Worldwide Logistics Group, Mr. DiMaggio held a number of positions at UPS with increasing responsibility, including leadership roles for the UPS International Marketing Group, as well as the Industrial Engineering function. In addition to his senior leadership roles at UPS, Mr. DiMaggio was a member of the board of directors of Greatwide Logistics Services, Inc. and CEVA Logistics. He holds a Bachelor of Science degree from the Lowell Technological Institute (now the University of Massachusetts Lowell).

	Mr. DiMaggio sits on the Audit, Compensation, and Nominating and Corporate Governance Committees.
* Mr. DiMaggio was serving as a director of Greatwide Logistics Services, Inc., a privately held company, when that entity filed for bankruptcy in 2008.

Name of Nominee	Age	Director Since	2014 Annual Meeting of Shareholders Voting Results

William A. Etherington	73	2001	Votes For: 99.91%	Votes Withheld: 0.09%
Toronto, Ontario Canada

Mr. Etherington is a corporate director. In addition to being the Chair of the Board of Celestica, he is also a director of Onex and of SS&C Technologies Inc., each of which is a public corporation, and of St. Michael's Hospital. He is a former director and non-executive Chairman of the board of directors of the Canadian Imperial Bank of Commerce. In 2001, Mr. Etherington retired as Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation, and as Chairman, President and Chief Executive Officer of IBM World Trade Corporation. He holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from the University of Western Ontario.

	Mr. Etherington sits on the Audit, Compensation, and Nominating and Corporate Governance (Chair) Committees.

Laurette T. Koellner	60	2009	Votes For: 99.53%	Votes Withheld: 0.47%
Merritt Island, Florida United States

Ms. Koellner is a corporate director. She was the Executive Chairman of International Lease Finance Corporation ("ILFC"), an indirect wholly owned subsidiary of American International Group,  Inc. ("AIG") and the world's largest aircraft lessor, from 2012 until its sale to AerCap Holdings NV in 2014. Ms. Koellner retired as President of Boeing International, a division of The Boeing Company (an aerospace company), in 2008. Prior to May 2006, she was President of Connexion by Boeing and prior to that was a member of the Office of the Chairman and served as the Executive Vice President, Internal Services, Chief Human Resources and Administrative Officer, President of Shared Services, as well as Corporate Controller, for The Boeing Company. Ms. Koellner currently serves on the board of directors of Papa John's International, Inc. and The Goodyear Tire & Rubber Company, each a public corporation. Ms. Koellner previously served on the board of directors and was the Chair of the Audit Committee of Hillshire Brands Company (formerly Sara Lee Corporation), a public corporation, until its sale to Tyson Foods Inc. in 2014, and she previously served on the board of directors of AIG, a public corporation, and was Chair of its Regulatory Compliance Committee. She is also a member of the Council on Foreign Relations and a member of the University of Central Florida Dean's Executive Council. Ms. Koellner holds a Bachelor of Science degree in Business Management from the University of Central Florida and a Masters of Business Administration from Stetson University. She holds a Certified Professional Contracts Manager designation from the National Contracts Management Association.

	Ms. Koellner sits on the Audit (Chair), Compensation, and Nominating and Corporate Governance Committees.

Name of Nominee	Age	Director Since	2014 Annual Meeting of Shareholders Voting Results

Craig H. Muhlhauser*	66	2007	Votes For: 99.99%	Votes Withheld: 0.01%
Princeton, New Jersey United States

Mr. Muhlhauser is President and Chief Executive Officer of the Corporation. Prior to his current position, he was President and Executive Vice President of Worldwide Sales and Business Development. Before joining the Corporation in May 2005, Mr. Muhlhauser was the President and Chief Executive Officer of Exide Technologies. Prior to that, he held the role of Vice President, Ford Motor Company and President, Visteon Automotive Systems. Throughout his career, he has worked in a range of industries spanning the consumer, industrial, communications, utility, automotive and aerospace and defense sectors. He holds a Master of Science degree in Mechanical Engineering and a Bachelor of Science degree in Aerospace Engineering from the University of Cincinnati.

	Mr. Muhlhauser does not sit on any committees of the Board of Directors of the Corporation.
* Mr. Muhlhauser was a director of Intermet Corporation, a privately held company, which filed for bankruptcy in the U.S. in August 2008 and emerged from Chapter 11 protection in September 2009.

Joseph M. Natale	50	2012	Votes For: 99.62%	Votes Withheld: 0.38%
Mississauga, Ontario Canada

Mr. Natale joined TELUS Corporation (an integrated telecommunication services company), a public company, in 2003 and is currently its President and Chief Executive Officer, a position he has held since May 2014, and a Director. Previously, since May 2010, Mr. Natale served as Executive Vice President and Chief Commercial Officer of TELUS Corporation. Prior to 2003, Mr. Natale held successive senior leadership roles within KPMG Consulting, which he joined after it acquired the company he co-founded, PNO Management Consultants Inc., in 1997. Mr. Natale served on the board of directors of KPMG Canada in 1998 and 1999. Mr. Natale is a member of the board of directors of Soulpepper Theatre and acted as Technology & Telecommunications Chair for United Way Toronto's 2014 Campaign Cabinet. He is a past recipient of Canada's Top 40 Under 40 Award and holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Waterloo.

	Mr. Natale sits on the Audit, Compensation, and Nominating and Corporate Governance Committees.

Carol S. Perry	64	2013	Votes For: 99.99%	Votes Withheld: 0.01%
Toronto, Ontario Canada

Ms. Perry is a corporate director. She is Chair of the Independent Review Committee of the mutual funds managed by 1832 Asset Management L.P. a mutual fund manager and wholly-owned affiliate of The Bank of Nova Scotia, and a former Director of Softchoice Corporation, Atomic Energy of Canada Limited and DALSA Corporation. Previously, she was a Commissioner of the Ontario Securities Commission, and has served on adjudicative panels and acted as a Director and Chair of its Governance and Nominating Committee. With over 20 years of experience in the investment industry as an investment banker, Ms. Perry held senior positions with leading financial services companies including RBC Capital Markets, Richardson Greenshields of Canada Limited and CIBC World Markets and later founded MaxxCap Corporate Finance Inc., a financial advisory firm. Ms. Perry has a Bachelor of Engineering Science (Electrical) degree from the University of Western Ontario and a Master of Business Administration degree from the University of Toronto. She also holds the professional designation ICD.D from the Institute of Corporate Directors.

	Ms. Perry sits on the Audit, Compensation, and Nominating and Corporate Governance Committees.

Name of Nominee	Age	Director Since	2014 Annual Meeting of Shareholders Voting Results

Eamon J. Ryan	69	2008	Votes For: 99.63%	Votes Withheld: 0.37%
Toronto, Ontario Canada

Mr. Ryan is a corporate director. He is the former Vice President and General Manager, Europe, Middle East and Africa for Lexmark International Inc., a publicly traded company. Prior to that, he was the Vice President and General Manager, Printing Services and Solutions Manager, Europe, Middle East and Africa. Mr. Ryan joined Lexmark International Inc. in 1991 as the President of Lexmark Canada. Prior to that, he spent 22 years at IBM Canada, where he held a number of sales and marketing roles in its Office Products and Large Systems divisions. Mr. Ryan's last role at IBM Canada was Director of Operations for its Public Sector, a role he held from 1986 to 1990. He holds a Bachelor of Arts degree from the University of Western Ontario.

	Mr. Ryan sits on the Audit, Compensation (Chair), and Nominating and Corporate Governance Committees.

Gerald W. Schwartz	73	1998	Votes For: 99.50%	Votes Withheld: 0.50%
Toronto, Ontario Canada

Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex, a public corporation. Mr. Schwartz was inducted into the Canadian Business Hall of Fame in 2004 and was appointed as an Officer of the Order of Canada in 2006. He is also an honorary director of the Bank of Nova Scotia and is a director of Indigo Books & Music Inc., each of which is a public corporation. Mr. Schwartz is Vice Chairman of Mount Sinai Hospital and is a director, governor or trustee of a number of other organizations, including Junior Achievement of Toronto and The Simon Wiesenthal Center. He holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration, a Doctor of Laws (Hon.) from St. Francis Xavier University and a Doctor of Philosophy (Hon.) from Tel Aviv University.

	Mr. Schwartz does not sit on any committees of the Board of Directors of the Corporation.

Michael M. Wilson	63	2011	Votes For: 99.19%	Votes Withheld: 0.81%
Bragg Creek, Alberta Canada

Mr. Wilson is a corporate director. Until his retirement in December 2013, he was the President and Chief Executive Officer of Agrium Inc. (an agricultural crop inputs company), a public company, and has over 30 years of international and executive management experience. Prior to joining Agrium Inc., Mr. Wilson served as President of Methanex Corporation, a public company, and held various senior positions in North America and Asia during his 18 years with The Dow Chemical Company, also a public company. Mr. Wilson also currently serves on the board of directors of Air Canada, Finning International Inc. and Suncor Energy Inc. (each a public company), is the Chair of the Calgary Prostate Cancer Centre and previously served on the board of directors of Agrium Inc. He holds a degree in Chemical Engineering from the University of Waterloo.

	Mr. Wilson sits on the Audit, Compensation, and Nominating and Corporate Governance Committees.

    Interlocking Directorships

None of the directors of the Corporation serve together as directors of other corporations other than Messrs. Schwartz and Etherington who serve together on the board of directors of Onex.

Director Compensation

Director compensation is set by the Board on the recommendation of the Compensation Committee and in accordance with director compensation guidelines and principles established by the Nominating and Corporate Governance Committee. Under these guidelines and principles, the Board seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies. The Compensation Committee engaged Towers Watson Inc. (the "Compensation Consultant") to provide market comparison information in this regard (see Compensation Discussion and Analysis — Compensation Objectives — Independent Advice for a discussion regarding the role of the Compensation Consultant). The director compensation guidelines and principles also contemplate that a portion of each director's compensation be paid in SVSs on a deferred basis in the form of DSUs. The Compensation Committee anticipates conducting a competitive review of director compensation in 2015.

    2014 Fees

The following table sets out the annual retainers and Board and standing committee meeting fees payable in 2014 to the Corporation's directors, other than Mr. Muhlhauser, President and Chief Executive Officer of the Corporation, whose compensation is set out in Table 13 of this Circular. In addition, the Corporation's directors may receive further retainers and meeting fees for participation on ad hoc committees of the Board (e.g., the CEO Search Committee).

Table 2: Retainers and Meeting Fees for 2014

Annual Retainer for Chair of the Board(1)	$130,000

Annual Board Retainer (for directors other than the Chair)	$65,000

Annual Retainer for Audit Committee Chair	$20,000

Annual Retainer for Compensation Committee Chair	$15,000

Board and Committee Per Day Meeting Fee(2)	$2,500

Travel Fee(3)	$2,500

Annual DSU Grant (for directors other than the Chair)	$120,000

Annual DSU Grant — Chair	$180,000

(1)
The Chair of the Board also served as the Chair of the Nominating and Corporate Governance Committee, for which no additional fee is paid.

(2)
Attendance fees are paid per day of meetings, regardless of whether a director attends more than one meeting in a single day.

(3)
The travel fee is available only to directors who travel outside of their home state or province to attend a Board or Committee meeting.

    DSUs

Directors receive half of their annual retainer and meeting fees (or all of such retainer and fees, subject to their election or deemed election) in DSUs. Subject to the terms of the governing plan, each DSU represents the right to receive one SVS or an equivalent value in cash when the director both (a) ceases to be a director of the Corporation and (b) is not an employee of the Corporation or a director or employee of any corporation that does not deal at arm's-length with the Corporation (collectively, "Retires"). The date used in valuing the DSUs for settlement is the date that is 45 days following the date on which the director Retires, or as soon as practicable thereafter. DSUs are redeemed and payable on or prior to the 90th day following the date on which the director Retires.

The number of DSUs granted in lieu of cash meeting fees is calculated by dividing the cash fee that would otherwise be payable by the closing price of SVS on the New York Stock Exchange (the "NYSE") on the last business day of the quarter in which the applicable meeting occurred. In the case of annual retainer fees, the number of DSUs granted is calculated by dividing the notional cash amount for the quarter by the closing price of SVS on the NYSE on the last business day of the quarter.

Directors who receive annual retainers also receive annual grants of DSUs, credited on a quarterly basis. In 2014, each director receiving a retainer received an annual grant of $120,000 in value of DSUs, except for the Chair, who received an annual grant of $180,000. The number of DSUs granted is calculated by dividing the notional cash amount for the quarter by the closing price of SVS on the NYSE on the last business day of the quarter.

Eligible directors also receive an initial grant of DSUs when they are appointed to the Board. Currently, the initial grant is equal to the value of the annual DSU grant to eligible directors (i.e., $120,000) multiplied by 150% and divided by the closing price of SVS on the NYSE on the last business day of the fiscal quarter immediately preceding the date when the individual becomes an eligible director. If an eligible director Retires within a year of becoming an eligible director, all of the DSUs comprising the initial grant are forfeited and cancelled. If an eligible director Retires less than two years but at least one year after becoming an eligible director, then two-thirds of the DSUs comprising the initial grant are forfeited and cancelled. If an eligible director Retires within three years but at least two years after becoming an eligible director, then one-third of the DSUs comprising the initial grant are forfeited and cancelled. Forfeiture does not apply if a director Retires due to a change of control of the Corporation.

Directors' Fees Earned in 2014

The compensation paid in 2014 by the Corporation to its directors is set out in Table 3, except for Mr. Muhlhauser, President and Chief Executive Officer of the Corporation, whose compensation is set out in Table 13 of this Circular.

Table 3: Director Fees Earned in Respect of 2014

Name	Board Annual Retainer (a)	Board Chair Annual Retainer (b)	Committee Chair Annual Retainer (c)		Total Meeting Attendance and Ad Hoc Committee Fees (d)(1)	Total Annual Retainer and Meeting Fees Payable ((a)+(b)+(c)+(d)) (e)	Portion of Fees Applied to DSUs and Value of DSUs(2) (f)	Annual DSU Grant (#) and Value of DSUs(2) (g)		Initial DSU Grant (#) and Value of DSUs (h)	Total ((e)+(g)+(h))

Daniel P. DiMaggio	$65,000	—	—		$37,500	$102,500	50%/$51,250	10,639/$	120,000	—	$222,500

William A. Etherington	—	$130,000	—	(3)	$30,000	$160,000	100%/$160,000	15,959/$	180,000	—	$340,000

Laurette T. Koellner	$65,000	—	$20,000		$47,500	$132,500	50%/$66,250	10,639/$	120,000	—	$252,500

Joseph M. Natale	$65,000	—	—		$32,500	$97,500	100%/$97,500	10,639/$	120,000	—	$217,500

Carol S. Perry	$65,000	—	—		$37,500	$102,500	100%/$102,500	10,639/$	120,000	—	$222,500

Eamon J. Ryan	$65,000	—	$15,000		$38,750	$118,750	100%/$118,750	10,639/$	120,000	—	$238,750

Gerald W. Schwartz(4)	—	—	—		—	—	—		—	—	—

Michael M. Wilson	$65,000	—	—		$43,750	$108,750	100%/$108,750	10,639/$	120,000	—	$228,750

(1)
Includes, for applicable directors, retainers and meeting fees received for participation on ad hoc committees of the Board (e.g., the CEO Search Committee). Also includes travel fees payable to directors.

(2)
Represents grant date fair value. The annual retainer, and meeting fees elected to be received in DSUs, and the annual grant for 2014 were credited quarterly, and the number of DSUs granted in respect of the amounts credited quarterly for each such item was determined using the closing prices of SVS on the NYSE on the last business day of each quarter, which were $10.95 on March 31, 2014, $12.56 on June 30, 2014, $10.15 on September 30, 2014 and $11.74 on December 31, 2014. For directors who elected to receive 100% of their annual retainer and meeting fees in DSUs, no cash amounts were paid by the Corporation in respect of amounts set forth in column (e).

(3)
During 2014, Mr. Etherington was the Chair of the Board and the Chair of the Nominating and Corporate Governance Committee. Mr. Etherington does not receive a committee chair annual retainer in his capacity as Chair of the Nominating and Corporate Governance Committee.

(4)
Mr. Schwartz is an officer of Onex and did not receive any compensation in his capacity as a director of the Corporation in 2014. However, Onex did receive compensation for providing the services of Mr. Schwartz as a director pursuant to a Services Agreement between the Corporation and Onex entered into on January 1, 2009. The initial term of the Services Agreement was one year and the agreement automatically renews for successive one-year terms unless either the Corporation or Onex provide notice of intent not to renew. The Services Agreement terminates automatically and the rights of Onex to receive compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one MVS of Celestica or any successor company or (b) the date Mr. Schwartz ceases to be a director of Celestica, for any reason. Onex receives compensation under the Services Agreement in an amount equal to $200,000 per year, payable in DSUs in equal quarterly instalments in arrears. The number of DSUs is determined using the closing price of the SVS on the NYSE on the last day of the fiscal quarter in respect of which the instalment is to be credited.

The total annual retainer and meeting fees earned by the Board in 2014 were $822,500. In addition, total annual grants of DSUs in the amount of $900,000 were issued in 2014.

Directors' Ownership of Securities

    Outstanding Share-Based Awards

Information concerning all share-based awards of the Corporation outstanding as of December 31, 2014 (this includes awards granted before the most recently completed financial year) for each director proposed for election at the Meeting (other than Mr. Muhlhauser, whose information is set out in Table 14 of this Circular) is set out in Table 4. DSUs that were granted prior to January 1, 2007 may be settled in the form of SVS issued from treasury, SVS purchased in the open market, or an equivalent value in cash. DSUs granted after January 1, 2007 may only be settled in SVS purchased in the open market or an equivalent value in cash. In 2005, the Corporation amended its Long-Term Incentive Plan ("LTIP") to prohibit the granting to directors of options to acquire SVS. There are no options granted to directors prior to the foregoing amendment which remain outstanding (other than options granted to Mr. Muhlhauser in his capacity as an employee of the Corporation, whose information is set out in Table 14 of this Circular).

Table 4: Outstanding Share-Based Awards

Name	Number of Outstanding DSUs(1) (#)	Payout Value of Outstanding DSUs(2) ($)

Daniel P. DiMaggio	122,514	$1,438,314

William A. Etherington	292,948	$3,439,210

Laurette T. Koellner	143,354	$1,682,976

Joseph M. Natale	92,384	$1,084,588

Carol S. Perry	41,184	$483,500

Eamon J. Ryan	191,554	$2,248,844

Gerald W. Schwartz(3)	—	—

Michael M. Wilson	103,729	$1,217,778

(1)
Represents all outstanding DSUs, including the regular quarterly grant of DSUs issued on January 1, 2015 in respect of the fourth quarter of 2014.

(2)
The payout value of such share-based awards was determined using a share price of $11.74, which was the closing price of the SVS on the NYSE on December 31, 2014.

(3)
Mr. Schwartz did not have any share-based awards from the Corporation outstanding as of December 31, 2014; however, 141,694 DSUs are outstanding pursuant to the Services Agreement between the Corporation and Onex for the services of Mr. Schwartz as a director of the Corporation, and 688,807 MVS are subject to options granted to Mr. Schwartz pursuant to certain management investment plans of Onex. For further information see footnote 2 to Table 1 and footnote 4 to Table 3.

    Directors' Equity Interest

The following table sets out, for each director proposed for election at the Meeting, such director's direct or indirect beneficial ownership of, or control or direction over, equity in the Corporation, and any changes therein since February 14, 2014 (being the date of disclosure in the Corporation's 2013 management information circular).

Table 5: Equity Interest Other than Options and Outstanding Share-Based Awards(1)(2)(3)

Name	Date	SVS #	Market Value*

Daniel P. DiMaggio	Feb. 14, 2014	—
	Feb. 11, 2015	—	—
	Change	—

William A. Etherington	Feb. 14, 2014	10,000
	Feb. 11, 2015	10,000	$117,100
	Change	—

Laurette T. Koellner	Feb. 14, 2014	—	—
	Feb. 11, 2015	—
	Change	—

Craig H. Muhlhauser	Feb. 14, 2014	969,706
	Feb. 11, 2015	600,590	$7,032,909
	Change	(369,116)

Joseph M. Natale	Feb. 14, 2014	—	—
	Feb. 11, 2015	—
	Change	—

Carol S. Perry	Feb. 14, 2014	—	—
	Feb. 11, 2015	—
	Change	—

Eamon J. Ryan	Feb. 14, 2014	—	—
	Feb. 11, 2015	—
	Change	—

Gerald W. Schwartz(4)	Feb. 14, 2014	660,864
	Feb. 11, 2015	657,264	$7,696,561
	Change	(3,600)

Michael M. Wilson	Feb. 14, 2014	—
	Feb. 11, 2015	—	—
	Change	—

*
Based on the NYSE closing share price of $11.71 on February 11, 2015.

(1)
Information as to securities beneficially owned, or controlled or directed, directly or indirectly, is not within the Corporation's knowledge and therefore has been provided by each nominee.

(2)
Mr. Etherington also owns 10,000 subordinate voting shares of Onex as of February 11, 2015. Other than Messrs. Schwartz and Etherington, no other director of the Corporation owns shares of Onex.

(3)
For information as to outstanding share-based awards, refer to Table 4 above.

(4)
In addition, as described in footnote 2 to Table 1, Mr. Schwartz is deemed to be the beneficial owner of the 18,946,368 MVS owned by Onex. Mr. Schwartz is also the beneficial owner, directly or indirectly, of 100,000 multiple voting shares of Onex and 19,108,018 subordinate voting shares of Onex as of February 11, 2015.

    Shareholding Requirements

The Corporation has minimum shareholding requirements for directors who are not employees or officers of the Corporation or Onex (the "Guideline"). The Guideline provides that such a director who has been on the Board:

  •
  for five years or more, must hold securities of the Corporation having a market value of at least five times that director's then applicable annual retainer and, after such level of ownership has been obtained, shall continue to invest a significant portion of the annual retainer in securities of the Corporation;

  •
  for two years or more (but less than five years), must hold securities of the Corporation having a market value of at least three times that director's then applicable annual retainer;

  •
  for one year or more (but less than two years), must hold securities of the Corporation having a market value at least equal to that director's then applicable annual retainer; and

  •
  for less than a year, is encouraged, but not required, to hold securities of the Corporation.

Although directors will not be deemed to have breached the Guideline by reason of a decrease in the market value of the Corporation's securities, the directors are required to purchase further securities within a reasonable period of time to comply with the Guideline. Each director's holdings of securities, which for the purposes of the Guideline include all SVS and DSUs, are reviewed annually on December 31. The following table sets out, for each director proposed for election at the Meeting, whether such director was in compliance with the Guideline as of December 31, 2014.

Table 6: Shareholding Requirements

	Shareholding Requirements
Director
	Target Value as of December 31, 2014(1)	Value as of December 31, 2014(2)	Met Target as of December 31, 2014

Daniel P. DiMaggio	$195,000	$1,438,314	Yes

William A. Etherington	$650,000	$3,556,610	Yes

Laurette T. Koellner	$425,000	$1,682,976	Yes

Craig H. Muhlhauser(3)	N/A	N/A	N/A

Joseph M. Natale	$195,000	$1,084,588	Yes

Carol S. Perry	$65,000	$483,500	Yes

Eamon J. Ryan	$400,000	$2,248,844	Yes

Gerald W. Schwartz(4)	N/A	N/A	N/A

Michael M. Wilson	$195,000	$1,217,778	Yes

(1)
Directors' target values are calculated by applying the applicable multiple from the Guideline to the sum of the director's Board annual retainer and committee chair annual retainer (if applicable).

(2)
The value of the aggregate number of SVS and DSUs held by each director is determined using a share price of $11.74, which was the closing price of the SVS on the NYSE on December 31, 2014.

(3)
Mr. Muhlhauser, as an officer of the Corporation, is not subject to the minimum shareholding requirements of the Guideline applicable to directors of the Corporation. See Executive Share Ownership for share ownership guidelines applicable to Mr. Muhlhauser in his role as President and Chief Executive Officer of the Corporation.

(4)
Mr. Schwartz, as an officer of Onex, is not subject to the minimum shareholding requirements of the Guideline applicable to directors of the Corporation.

Attendance of Directors at Board and Committee Meetings

The following table sets forth the attendance of directors at Board meetings and at meetings of those standing committees of which they are members, from the beginning of 2014 to February 11, 2015.

Table 7: Directors' Attendance at Board and Committee Meetings

					Meetings Attended %
				Nominating and Corporate Governance
Director	Board	Audit	Compensation		Board	Committee

Daniel P. DiMaggio	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%

William A. Etherington	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%

Laurette T. Koellner	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%

Craig H. Muhlhauser	9 of 9	—	—	—	100%	—

Joseph M. Natale	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%

Carol S. Perry	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%

Eamon J. Ryan	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%

Gerald W. Schwartz	8 of 9	—	—	—	89%	—

Michael M. Wilson	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%

INFORMATION ABOUT OUR AUDITOR

    Appointment of Auditor

It is proposed that KPMG LLP ("KPMG") be appointed as the auditor of the Corporation to hold office until the close of the next annual meeting of shareholders. KPMG is the current auditor of the Corporation and was first appointed as auditor of the Corporation on October 14, 1997.

It is intended that, on any ballot relating to the appointment of the auditor, the shares represented by proxies in favour of the Proxy Nominees will be voted in favour of the appointment of KPMG as auditor of the Corporation to hold office until the next annual meeting of shareholders, unless authority to do so is withheld.

    Fees Paid to KPMG LLP

The Audit Committee of the Board of Directors negotiates with the auditor of the Corporation on an arm's-length basis in determining the fees to be paid to the auditor. Such fees have been based upon the complexity of the matters dealt with and the time expended by the auditor in providing services to the Corporation.

	Year Ended December 31 (in millions)

	2014	2013
Audit Services	$3.1	$3.2
Audit Related Services	$0.2	$0.1
Tax Services	$0.1	$0.2
Other	$0.0	$0.1

Total	$3.4	$3.6

The Corporation's Audit Committee believes that the provision of the non-audit services is compatible with maintaining KPMG's independence.

It is intended that, on any ballot relating to the remuneration of the auditor, the shares represented by proxies in favour of the Proxy Nominees will be voted in favour of the authorization of the Board of Directors to fix the remuneration to be paid to the auditor, unless authority to do so is withheld.

SAY-ON-PAY

    Say-on-Pay Policy

The Corporation has held an advisory vote on executive compensation annually since 2012. While this vote is non-binding, it gives shareholders an opportunity to provide important input to the Board. Shareholders will be asked at the Meeting to consider, and, if deemed advisable, adopt the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Corporation's information circular delivered in advance of the 2015 annual meeting of shareholders.

It is intended that, on any ballot relating to the advisory vote on executive compensation, the shares represented by proxies in favour of the Proxy Nominees will be voted in favour of the resolution, unless a vote "against" is indicated.

The Board of Directors will take the results of the vote into account, as it deems appropriate, when considering future compensation policies, procedures and decisions and in determining whether to significantly increase engagement with shareholders on compensation and related matters. The Corporation will disclose the results of the shareholder advisory vote as part of its report of voting results for the Meeting.

COMPENSATION COMMITTEE

The Corporation's Compensation Committee is currently comprised entirely of independent directors: Eamon Ryan (Chair), Daniel DiMaggio, William Etherington, Laurette Koellner, Joseph Natale, Carol Perry and Michael Wilson. The Compensation Committee's purpose is to discharge the Board's responsibilities for executive compensation matters, including: (a) reviewing the corporate goals and objectives relevant to the compensation of the Chief Executive Officer (the "CEO"), as approved by the Board, evaluating the CEO's performance in light of these goals and objectives, and setting the compensation of the CEO based on this evaluation; (b) approving non-CEO executive compensation; (c) reviewing, modifying and approving incentive-based plans and equity-based plans; (d) revising and approving compensation disclosure in public documents, including the Corporation's management information (proxy) circular, in accordance with applicable rules and regulations, and preparing any report required by any applicable securities regulatory authority or stock exchange requirements to be included therein; and (e) reviewing, regularly, the risks associated with the Corporation's executive compensation policies and practices. The Compensation Committee is also responsible for, among other matters: (a) making recommendations to the Board regarding the compensation of the Corporation's directors; (b) maintaining and reviewing succession planning for the CEO, all positions that report to the CEO and any other positions deemed by the CEO to be "mission critical"; (c) approving and monitoring insider trading and share ownership policies; and (d) performing any other activities consistent with its mandate. See Statement of Corporate Governance Practices — Succession Planning and Formation of CEO Search Committee in Schedule A to this Circular for further details.

All members of the Compensation Committee have direct experience that is relevant to their responsibilities relative to executive compensation and have skills and experience that contribute to the ability of the Compensation Committee to make decisions on the suitability of the Corporation's compensation policies and practices. Each member of the Compensation Committee possesses significant knowledge in executive compensation matters gained from his or her experience as an executive in one or more major public corporations, as outlined in the biographies in Information Relating to Our Directors — Election of Directors — Nominees for Election as Director. This experience varies from director to director, but collectively includes having responsibility for the creation and implementation of executive compensation plans; participating in briefings from outside consultants retained by compensation committees with respect to executive compensation design, administration and governance; having responsibility for executive compensation decisions; and past service on the compensation committees of several other major public corporations. In addition, Mr. Etherington currently serves on the compensation and management resources committee of Onex; Ms. Koellner previously served on the compensation committee of AIG; and Ms. Perry previously served on the management resources and compensation committee of Softchoice Corporation (while it was a public company listed on the Toronto Stock Exchange ("TSX")). Accordingly, the Corporation believes that its Compensation Committee is appropriately qualified to make decisions on the suitability of the Corporation's compensation policies and practices.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis sets out the policies of the Corporation for determining compensation paid to the Corporation's CEO, its Chief Financial Officer ("CFO"), and the three other most highly compensated executive officers (collectively, the "Named Executive Officers" or "NEOs"). A description and explanation of the significant elements of compensation awarded to the NEOs during 2014 is set out in the section Compensation Discussion and Analysis — 2014 Compensation Decisions.

Compensation Objectives

The Corporation's executive compensation philosophies and practices are designed to attract, motivate and retain the leaders who will drive the success of the Corporation. The Compensation Committee reviews compensation policies and practices regularly, considers related risks, and makes any adjustments it deems necessary to ensure the compensation policies are not reasonably likely to have a material adverse effect on the Corporation.

A substantial portion of the compensation of our executives is linked to the Corporation's performance. A comparator group of Celestica's competitors, major suppliers, or customers, and other major international technology companies that generally fall in the range of 50% to 200% of Celestica's revenue (such group, as selected by the Compensation Committee, the "Comparator Group") is set out in Table 9. The Corporation establishes target compensation with reference to the median compensation of the Comparator Group, however, neither each element of compensation nor total compensation is expected to match such median exactly. NEOs have the opportunity for higher compensation for performance that exceeds target performance goals, and will receive lower compensation for performance that is below target performance goals.

The compensation package is designed to:

  •
  ensure executives are compensated fairly and in a way that does not result in the Corporation incurring undue risk or encouraging executives to take inappropriate risks;

  •
  provide competitive fixed compensation (i.e., base salary and benefits), as well as a substantial amount of at-risk pay through the annual and equity-based incentive plans;

  •
  reward executives, through both annual incentives and equity-based incentives, for achieving operational and financial results that meet or exceed the Corporation's business plan and that are superior to those of direct competitors in the electronics manufacturing services ("EMS") industry;

  •
  align the interests of executives and shareholders through equity-based compensation;

  •
  recognize that the executives work as a team to achieve corporate results; and

  •
  ensure direct accountability for the annual operating results and the long-term financial performance of the Corporation.

    Independent Advice

The Compensation Committee, which has the sole authority to retain and terminate an executive compensation consultant, initially engaged the Compensation Consultant in October 2006 as its independent compensation consultant to assist in identifying appropriate comparator companies against which to evaluate the Corporation's compensation levels, to provide data about those companies, and to provide observations and recommendations with respect to the Corporation's compensation practices versus those of the Comparator Group and the market in general. The Compensation Committee has considered the independence factors required by the NYSE, in both selecting and receiving advice from the Compensation Consultant.

The Compensation Consultant also provides advice (upon request) to the Compensation Committee on the policy recommendations prepared by management and keeps the Compensation Committee apprised of market trends in executive compensation. The Compensation Consultant attended portions of all Compensation Committee meetings held in 2014, in person or by telephone, as requested by the Chair of the Compensation Committee. At each of its meetings, the Compensation Committee held an in camera session with the Compensation Consultant without any member of management being present. Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations supplementary to the information and recommendations provided by the Compensation Consultant.

Each year, the Compensation Committee reviews the scope of activities of the Compensation Consultant and, if it deems appropriate, approves the corresponding budget. The Compensation Consultant meets with the Chair of the Compensation Committee and management at least annually to identify any initiatives requiring external support and agenda items for each Compensation Committee meeting throughout the year. The Compensation Consultant reports directly to the chair of the Compensation Committee and is not engaged by management. The Compensation Consultant may, with the approval of the Compensation Committee, assist management in reviewing and, where appropriate, developing and recommending compensation programs to align the Corporation's practices with competitive practices. Any such service in excess of $25,000 provided by the Compensation Consultant relating to executive compensation must be pre-approved by the Chair of the Compensation Committee. In addition, any non-executive compensation consulting service in excess of $25,000 must be submitted by management to the Compensation Committee for approval, and any services that will cause total non-executive compensation consulting fees to exceed $25,000 in aggregate in a calendar year must also be pre-approved by the Compensation Committee.

The following table sets out the fees paid by the Corporation to the Compensation Consultant in each of the past two years:

Table 8: Fees of the Compensation Consultant

	Year Ended December 31
	2014		2013

Executive Compensation-Related Fees(1)	C$	328,016	C$	227,998
All Other Fees(2)	C$	17,007	C$	6,927

(1)
Related to 2014 and 2013: support provided to the Compensation Committee on executive compensation matters that are part of its annual agenda (e.g., executive compensation competitive market analysis, review of trends in executive compensation, peer group review and review of director compensation), support with ad-hoc executive compensation issues that arise throughout the year, annual valuation of PSUs for accounting purposes, and attendance at all Compensation Committee meetings. Related to 2014: a comprehensive risk assessment of compensation programs for senior executives, meetings with new director to educate on the Corporation's compensation philosophies and policies and to assist with CEO transition activities.

(2)
Represents fees for non-executive compensation surveys.

    Compensation Process

The Compensation Committee reviews and approves compensation for the CEO and the other NEOs, including base salaries, annual incentive awards and equity-based incentive grants. The Compensation Committee evaluates the performance of the CEO relative to financial and business goals and objectives approved by the Board from time to time for such purpose. The Compensation Committee reviews competitive data for the Comparator Group and consults with the Compensation Consultant before exercising its independent judgment to determine appropriate compensation levels. The CEO reviews the performance evaluations of the other NEOs with the Compensation Committee and provides compensation recommendations. The Compensation Committee considers these recommendations, reviews market compensation information, consults with the Compensation Consultant, and then exercises its independent judgment to determine if any adjustments are required prior to approval of the compensation of such other NEOs.

The Compensation Committee generally meets five times a year in January, April, July, October and December. At the July meeting, the Compensation Committee, based on recommendations from the Compensation Consultant, approves the comparator group that will be used for the compensation review. At the October meeting, the Compensation Consultant presents a competitive analysis of the total compensation for each of the NEOs, including the CEO, based on the established comparator group. Using this analysis, the Chief Legal and Administrative Officer (the "CLAO"), who has responsibility for Human Resources, and the CEO develop base salary and equity-based incentive recommendations for the NEOs which are then reviewed with the Compensation Consultant. The CEO and CLAO do not participate in the preparation of their own compensation recommendations. At the December meeting, preliminary compensation proposals for the NEOs for the following year are reviewed, including base salary recommendations and the value and mix of their equity-based incentives. By reviewing the compensation proposals in advance, the Compensation Committee is afforded sufficient time to discuss and provide input regarding proposed compensation changes prior to the January meeting at which time the Compensation Committee approves the compensation proposals, revised as necessary or appropriate, based on input provided at the December meeting. Previous grants of equity-based awards and the current retention value of same are reviewed and may be taken into consideration when making decisions related to equity-based compensation. The CEO and the CLAO are not present at the Compensation Committee meetings when their respective compensation is discussed.

The foregoing process is also followed for determining the CEO's compensation, except that the CLAO develops a proposal for base salary and equity-based incentive grants which is then reviewed with the Compensation Consultant. The Compensation Committee then reviews the proposal with the Compensation Consultant in the absence of the CEO. At that time, the Compensation Committee also considers the potential value of the total compensation package for the CEO at different levels of performance and different stock prices to ensure that there is an appropriate link between pay and performance, taking into consideration the range of potential total compensation.

Based on a management plan approved by the Board, the annual incentive-plan targets are approved by the Compensation Committee at the beginning of the year. The Compensation Committee reviews the Corporation's performance relative to these targets and the projected payment at the October and December meetings. At the January meeting of the following year, final payments under the annual incentive plan, as well as the vesting percentages for any previously granted equity-based incentives that have performance vesting criteria, are calculated and approved by the Compensation Committee based on the Corporation's year-end results as approved by the Audit Committee. The amounts related to the annual incentive plan are then paid in February.

  Compensation Risk Assessment

The Compensation Committee, in performing its duties and exercising its powers under its mandate, considers the implications of the risks associated with the Corporation's compensation policies and practices. This includes: identifying any such policies or practices that encourage executive officers to take inappropriate or excessive risks, identifying risks arising from such policies and practices that are reasonably likely to have a material adverse effect on the Corporation; and considering the risk implications of the Corporation's compensation policies and practices and any proposed changes to them.

In 2014, the Compensation Committee engaged the Compensation Consultant to assist with a comprehensive risk assessment of compensation programs provided to the senior executive team, including the annual performance incentive, and the Corporation's two long-term incentive plans. The compensation risk assessment included interviews with key Board and management representatives to: (a) identify significant risks; (b) understand the role of compensation in supporting appropriate risk-taking; and (c) understand how risk is governed and managed at the Corporation. The Compensation Consultant also reviewed documentation relating to the Corporation's risk factors and compensation governance processes and programs. The Corporation's executive compensation programs for the NEOs were reviewed against the Compensation Consultant's compensation risk assessment framework. Results of the review were presented to the Compensation Committee.

In 2014, the Compensation Consultant reviewed actions taken by the Corporation and applicable governance trends in risk oversight of executive compensation. Based on the results of such assessments and its own independent analysis, the Compensation Committee concluded that the Corporation's compensation programs did not promote excessive risk-taking that would be reasonably likely to have a material adverse effect on the Corporation, and that appropriate risk mitigation features are in place within the Corporation's compensation programs.

The Corporation's compensation programs are designed with a balanced approach aligned with its business strategy and risk profile. A number of compensation practices have been implemented to mitigate potential compensation policy risk. Key risk-mitigating features in the Corporation's compensation governance processes and compensation structure include:

  Governance:

  •
  Compensation decision-making process.  The Corporation has formalized compensation objectives to help guide compensation decisions and incentive design and to effectively support its pay-for-performance policy. See Compensation Discussion and Analysis — Compensation Objectives.

  •
  Non-binding shareholder advisory vote on executive compensation.  The Corporation annually holds an advisory vote on executive compensation which allows shareholders to express approval or disapproval of its approach to executive compensation.

  •
  Annual review of incentive programs.  Each year, the Corporation reviews and sets performance measures and targets for the annual incentive plan and for PSU grants under Celestica's Share Unit Plan ("CSUP") and the LTIP that are aligned with the business plan and the Corporation's risk profile to ensure continued relevance and applicability. When new compensation programs are considered, they are stress-tested to ensure potential payouts would be reasonable within the context of the full range of performance outcomes. In particular, the CEO compensation is stress-tested annually.

  •
  External independent compensation advisor.  On an ongoing basis, the Compensation Committee retains the services of an independent compensation advisor, to provide an external perspective as to marketplace changes and best practices related to compensation design, governance, and compensation risk management.

  •
  Overlapping Committee membership.  All of the Corporation's independent directors sit on each standing committee of the Board, to provide continuity and to facilitate coordination between the Committees' respective oversight responsibilities.

  Compensation Program Design:

  •
  Review of incentive programs.  At appropriate intervals, Celestica conducts a review of its compensation strategy, including pay philosophy and program design, in light of business requirements, market practice and governance considerations.

  •
  Fixed versus variable compensation.  For the NEOs, a significant portion of target total direct compensation is delivered through variable compensation (annual incentive plan and long-term, equity-based incentive plans). The majority of the value of target variable compensation is delivered through grants under long-term, equity-based incentive plans which are subject to time and/or performance vesting requirements. This mix provides a strong pay-for-performance relationship: it provides a competitive base level of compensation through salary, and mitigates the risk of encouraging the achievement of short-term goals at the expense of creating and sustaining long-term shareholder value, as NEOs benefit if shareholder value increases over the long-term.

  •
  "One-company" annual incentive plan. Celestica's "one-company" annual incentive plan (the Celestica Team Incentive Plan) helps to mitigate risk-taking by tempering the results of any one business unit on Celestica's overall corporate performance, and aligning executives and employees in the various business units and regions with corporate goals.

  •
  Balance of financial performance metrics as well as absolute and relative performance metrics. Celestica's annual incentive plan ensures a holistic assessment of performance with ultimate payout tied to measurable corporate financial metrics (e.g., revenue, non-International Financial Reporting Standards ("IFRS") Operating Margin (as defined in footnote 2 to Table 12), and non-IFRS Return on Invested Capital ("ROIC") (as defined in footnote 4 to Table 12)). Individual performance is assessed based on business results, teamwork and key accomplishments, and market performance is captured through PSUs (which include both measurable corporate financial metrics and relative performance features) and RSUs.

  •
  Minimum performance requirements and maximum payout caps.  Two non-IFRS "gates" exist for any payout to occur under the annual performance incentive. In addition, target non-IFRS adjusted EBIAT must be achieved for other measures to pay above target. Each of the annual performance incentive and PSU payouts have a maximum payout of two times target.

  •
  Share ownership requirement.  The Corporation's share ownership guidelines require the CEO, Executive Vice Presidents and Senior Vice Presidents to continue to hold a minimum amount of the Corporation's securities to help align their interests with those of shareholders' and the long-term performance of the Corporation. This practice also mitigates against executives taking inappropriate or excessive risks to improve short-term performance at the expense of longer-term objectives.

  •
  Anti-hedging policy.  Executives and directors are prohibited from entering into speculative transactions and transactions designed to hedge or offset a decrease in market value of equity securities of the Corporation granted as compensation.

  •
  Clawback policy.  A clawback policy covers recoupment of incentive-based compensation from the CEO and CFO that was received during the 12-month period following the period covered by a restatement of the financial results of the Corporation due to misconduct or material non-compliance with financial reporting requirements, as well as any profits realized from the sale of securities during this time. (See Compensation Hedging Policy — Clawback Provisions). In addition, all longer-term incentive awards made to NEOs may be subject to recoupment if certain employment conditions are breached.

  •
  Severance protection.  NEOs' entitlements on termination without cause are in part contingent on complying with confidentiality, non-solicitation and non-competition obligations (three-year duration for the CEO, two years for other NEOs).

It is the Compensation Committee's view that the Corporation's compensation policies and practices do not encourage inappropriate or excessive risk-taking.

    Comparator Group

The Compensation Committee establishes salary, annual incentive and equity-based incentive awards with reference to the median of such elements for the Comparator Group, which is comprised of a selection of the Corporation's competitors, major suppliers, or customers, and other major international technology companies that generally fall in the range of 50% to 200% of the Corporation's revenues, the composition of which is approved annually by the Compensation Committee. The Compensation Committee also considers the Corporation's business objective of expanding its managed and/or diversified services and its participation in global markets when approving the Comparator Group. Because of the international scope and the size of the Corporation, the Comparator Group is comprised of companies with international operations, allowing the Corporation to offer its executives total compensation that is competitive in the markets in which it competes for talent. In 2014, changes were made to the Comparator Group used in 2013. Two companies were removed: Molex, due to its acquisition; and TE Connectivity, as its 2013 revenues were outside of the guideline range. Two companies were included to replace the removed companies as they satisfied the revenue and other criteria for inclusion in the Comparator Group: Lam Research and Freescale Semiconductor.

The following list of companies, which was reviewed and approved by the Compensation Committee at its July 2014 meeting, sets out the Corporation's 2014 Comparator Group companies.

Table 9: Comparator Group(1)

Company Name	2013 Annual Revenue (millions)	Company Name	2013 Annual Revenue (millions)

Advanced Micro Devices Inc.	$5,299	NVIDIA Corp.	$4,280
Agilent Technologies Inc.	$6,782	Plexus Corp.	$2,228
Applied Materials Inc.	$7,509	Sanmina Corporation	$5,917
Benchmark Electronics, Inc.	$2,506	SanDisk Corp.	$6,170
Broadcom Corp.	$8,305	Texas Instruments Inc.	$12,205
Corning Inc.	$7,819	Western Digital Corp.	$15,351
Freescale Semiconductor, Ltd.	$4,186
Flextronics International Ltd.	$23,569
Harris Corp.	$5,112
Jabil Circuit, Inc.	$17,249	25th Percentile	$4,257
Juniper Networks, Inc.	$4,669	50th Percentile	$6,147
Lam Research Corporation	$3,599	75th Percentile	$8,497
Lexmark International Inc.	$3,668
Micron Technology Inc.	$9,073
NCR Corp.	$6,123	Celestica Inc.	$5,796
NetApp, Inc.	$6,332	Percentile	43rd percentile

(1)
All data were provided by the Compensation Consultant (sourced by it from Standard & Poor's Capital IQ), reflect fiscal year 2013 revenue for each company, and are presented in U.S. dollars.

Additionally, broader market compensation survey data for other similarly-sized organizations provided by the Compensation Consultant is referenced in accordance with a process approved by the Compensation Committee. The Compensation Committee considered such survey data, among other matters, in making compensation decisions. In addition to the survey data, proxy disclosure of the Comparator Group companies for the most recently completed fiscal year was considered when determining the compensation of the CEO and the other NEOs.

Compensation Hedging Policy

The Corporation has adopted a policy regarding executive officer and director hedging. The policy prohibits executives and directors from, among other things, entering into speculative transactions and transactions designed to hedge or offset a decrease in market value of equity securities of the Corporation granted as compensation. Accordingly, executives may not sell short, buy put options or sell call options on the Corporation's securities or purchase financial instruments (including prepaid variable contracts, equity swaps, collars or units of exchange funds) which hedge or offset a decrease in the market value of the Corporation's securities.

"Clawback" Provisions

The Corporation is subject to the "clawback" provisions of the Sarbanes-Oxley Act of 2002. Accordingly, if the Corporation is required to restate financial results due to misconduct or material non-compliance with financial reporting requirements, the CEO and CFO would be required to reimburse the Corporation for any bonuses or incentive-based compensation they had received during the 12-month period following the period covered by the restatement, as well as any profits they had realized from the sale of securities of the Corporation during that period.

In addition, under the terms of the stock option grants and the PSU and RSU grants made under the LTIP and the CSUP, an NEO may be required by the Corporation to repay an amount equal to the market value of the shares at the time of release, net of taxes, if, within 12 months of the release date, the executive:

  •
  accepts employment with, or accepts an engagement to supply services, directly or indirectly to, a third party that is in competition with the Corporation or any of its subsidiaries; or

  •
  fails to comply with, or otherwise breaches, the terms and conditions of a confidentiality agreement or non-disclosure agreement with, or confidentiality obligations to, the Corporation or any of its subsidiaries; or

  •
  on his or her behalf or on another's behalf, directly or indirectly recruits, induces or solicits, or attempts to recruit, induce or solicit any current employee or other individual who is/was supplying services to the Corporation or any of its subsidiaries.

Executives who are terminated for cause also forfeit all unvested RSUs, PSUs and stock options as well as all vested and unexercised stock options.

Compensation Elements for the Named Executive Officers

The compensation of the NEOs is comprised of the following elements:

  •
  base salary;

  •
  annual cash incentives (Celestica Team Incentive Plan);

  •
  equity-based incentives (RSUs, PSUs and stock options, as applicable);

  •
  benefits; and

  •
  perquisites.

    Weighting of Compensation Elements

The at-risk portion of total compensation has the highest weighting at the most senior levels of management. Annual and equity-based incentive plan rewards are contingent upon the Corporation's financial and operational performance, aligning senior management incentives with shareholder interests. The target weighting of compensation elements for NEOs for 2014 is set out in the following table.

Table 10: Target Weighting of Compensation Elements

	Base Salary	Annual Incentive	Equity-based Incentives

CEO	12.9%	16.1%	71.0%

Executive Vice Presidents	20.1%	17.2%	62.7%

The Compensation Committee may exercise its discretion to either award compensation absent attainment of a relevant performance goal or similar condition, or to reduce or increase the size of any award or payout to any NEO. The Compensation Committee did not exercise such discretion in 2014 with respect to any NEO.

    Base Salary

The objective of base salary is to attract, reward and retain top talent. Base salaries for executive positions are reviewed against those in the Comparator Group, with base salary determined with reference to the market median of this group. Base salaries are reviewed annually and adjusted as appropriate, with consideration given to individual performance, relevant knowledge, experience and the executive's level of responsibility within the Corporation.

    Celestica Team Incentive Plan

The objective of the Celestica Team Incentive Plan ("CTI") is to reward all eligible employees, including the NEOs, for the achievement of annual corporate and individual goals and objectives. CTI awards for the NEOs are based on the achievement of pre-determined corporate and individual goals, and are paid in cash. Actual payouts can vary from 0% for performance below a threshold up to a maximum capped at 200% of the Target Award. Awards are determined in accordance with the following formula:

Business Results Factor: The Business Results Factor of CTI is based on certain corporate financial goals (described in more detail below) established at the beginning of the performance period and approved by the Compensation Committee and can vary from 0% to 200%.

Individual Performance Factor: Individual contribution is recognized through the individual performance factor of CTI ("IPF"). The IPF is determined through the annual performance review process and is based on an evaluation of the NEO's performance measured against specific criteria established at the beginning of each year. The criteria may include factors such as the NEO's individual performance relative to business results, teamwork and the executive's key accomplishments. The IPF can adjust the executive's actual award by a factor of between 0.0x and 2.0x (for exceptional performance).

Actual results relative to the targets, as described above, determine the amount of the annual incentive subject to the following: (i) a minimum corporate profitability threshold must be achieved for the Business Results Factor to exceed zero, and (ii) the maximum CTI payment is two times the Target Incentive.

Target Award: The Target Award is calculated as each NEO's Eligible Earnings (i.e., base salary) multiplied by the Target Incentive (expressed as a percentage of base salary in the applicable plan year).

    Equity-Based Incentives

The Corporation's equity-based incentives for the NEOs consist of RSUs, PSUs and/or stock options. The objectives of equity-based compensation are to:

  •
  align the NEOs' interests with those of shareholders and incent appropriate behaviour for long-term performance;

  •
  reward the NEOs' contributions to the Corporation's long-term success; and

  •
  enable the Corporation to attract, motivate and retain the qualified and experienced employees who are critical to the Corporation's success.

At the December or January meeting, as the case may be, the Compensation Committee determines the dollar value and mix of the equity-based grants to be awarded to the NEOs, with reference to the Comparator Group data analysis. On the grant date, the dollar value is converted into the number of units that will be granted using the closing price of the SVS on the day prior to the grant. The annual grants are made following the blackout period that ends not less than 48 hours after the Corporation's year-end results have been released.

Target equity-based incentives are determined with reference to the median awards of the Comparator Group; however, consideration is given to individual performance and contribution when determining actual awards. The mix of equity-based incentives is reviewed and approved by the Compensation Committee each year, and is determined based on factors including competitive grant practice, balance between performance incentive and retention value, and the effectiveness of each equity vehicle for motivating and retaining critical leaders.

The CEO has the discretion to issue equity-based awards throughout the year to attract new hires and to retain current employees within limits set by the Compensation Committee. The number of units available throughout the year for these grants is pre-approved by the Compensation Committee at the January meeting. Subject to the Corporation's blackout periods, these grants typically take place at the beginning of the month. Any such grants to NEOs must be reviewed with the Compensation Committee at the next meeting following such grant and in practice are reviewed in advance with the Chair of the Compensation Committee.

  RSUs

NEOs are granted RSUs under either the LTIP or the CSUP as part of the Corporation's annual equity grant. Each RSU entitles the holder to one SVS on the release date. The issuance of such shares may be subject to vesting requirements, including such time or other conditions as may be determined by the Board of Directors in its discretion. RSUs granted by the Corporation generally vest in instalments of approximately one-third per year, over three years. The payout value of the award is based on the number of RSUs being released and the market price of the SVS at the time of release. The Corporation has the right under the LTIP to authorize the settlement of, and has the right under the CSUP to settle, RSUs in either cash or SVS. See Compensation of Named Executive Officers — Equity Compensation Plans.

  PSUs

NEOs are granted PSUs under the LTIP or the CSUP. Each vested PSU entitles the holder to receive one SVS on the applicable release date. The issuance of such shares may be subject to vesting requirements, including any time-based conditions established by the Board of Directors at its discretion. The vesting of PSUs also requires the achievement of specified performance-based conditions as determined by the Compensation Committee. PSUs granted by the Corporation generally vest at the end of a three-year performance period subject to pre-determined performance criteria. The payout value of the award is based on the number of PSUs that vest and the market price of the SVS at the time of release. The Corporation has the right under the LTIP to authorize the settlement of, and has the right under the CSUP to settle, the PSUs in either cash or SVS. See Compensation of Named Executive Officers — Equity Compensation Plans.

  Stock Options

NEOs may be granted stock options. If options are granted, they are granted under the LTIP. The exercise price of a stock option is the closing market price on the business day prior to the date of the grant. In determining the number of stock options to be granted, the Corporation keeps within a maximum level for option annual "burn rate", which refers to the number of shares issuable pursuant to stock options granted under the LTIP in a given year relative to the total number of shares outstanding. Stock options granted by the Corporation generally vest at a rate of 25% annually on each of the first four anniversaries of the date of grant and expire after a ten-year term. The plan is not an evergreen plan and no stock options have been re-priced.

    Other Compensation

  Benefits

NEOs participate in the Corporation's health, dental, pension, life insurance and long-term disability programs. Benefit programs are determined with reference to market median levels in the local geography.

  Perquisites

NEOs are entitled to a bi-annual comprehensive medical examination at a private health clinic. The Corporation also pays housing expenses for Mr. Muhlhauser in Toronto, travel costs between his home in New Jersey and Toronto, the services of a tax advisor and tax equalization payments, if any, associated with the fact that Mr. Muhlhauser performs a portion of his services in the United States.

2014 Compensation Decisions

Each element of compensation is considered independently of the other elements. However, the total package is reviewed to ensure that the achievement of target levels of corporate and individual performance will result in total compensation that is generally comparable to the median total compensation of the Comparator Group.

    Comparator Group and Market Positioning

Salary, target annual incentive and equity-based incentive grants for the NEOs were established with reference to the market median of the Comparator Group for each such element and were adjusted as deemed appropriate by the Compensation Committee.

    Base Salary

The base salaries for the NEOs were reviewed taking into account individual performance and experience, level of responsibility and median competitive data.

Messrs. Muhlhauser, Myers and Ms. DelBianco did not receive increases in 2014. The Compensation Committee granted increases to Messrs. McCaughey and McIntosh effective on April 1, 2014 reflecting individual performance and positioning versus the Comparator Group median data. Mr. McCaughey's salary increased from $450,000 to $475,000, and Mr. McIntosh's salary increased from $425,000 to $450,000.

    Equity-Based Incentives

For equity grants made in 2015 in respect of 2014 performance, the Compensation Committee determined that the mix would be comprised of RSUs (50% weight) and PSUs (50% weight), and that no stock options would be granted to NEOs. The same equity mix was awarded in 2014 in respect of 2013 performance. In reaching its decision to maintain this mix in respect of 2014 performance, the Compensation Committee took into account competitive equity compensation trends and practices among the Corporation's Comparator Group and the Corporation's critical need to attract and retain key talent to effectively execute on its strategic business goals. The number of PSUs issued under the LTIP and the number of RSUs issued under the CSUP to the NEOs was based on the closing price of the SVS on the NYSE on the day prior to date of the grant. See the discussion regarding Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a general description of the process for determining the amounts of these awards.

On January 23, 2015, the Corporation awarded equity-based compensation to the following NEOs in respect of their 2014 performance, as set forth in the table below.

Table 11: NEO Equity Awards

Name	RSUs (#)(1)(2)	PSUs (#)(1)(3)	Stock Options (#)(4)	Value of Equity Award(5)

Craig H. Muhlhauser	243,578	243,578	—	$5,500,000

Darren G. Myers	70,859	70,859	—	$1,600,000

Michael P. McCaughey	66,430	66,430	—	$1,500,000

Elizabeth L. DelBianco	63,108	63,108	—	$1,425,000

Glen D. McIntosh	59,787	59,787	—	$1,350,000

(1)
Grants were based on share price of $11.29, which was the closing price of the SVS on the NYSE on January 22, 2015.

(2)
The RSUs vest in instalments of approximately one-third per year over three years.

(3)
The number of PSUs included in the table above represents the number of PSUs that would vest upon achievement of 100% of target level performance.

(4)
As disclosed above, no stock options were granted to NEOs for 2014 performance. Accordingly, as of February 11, 2015, the total number of SVS issuable pursuant to stock options granted in respect of 2014 performance to the NEOs was equal to 0.0% of issued and outstanding shares.

(5)
Represents the aggregate grant date fair value of RSUs and PSUs (for PSUs, based on target level performance). See footnote 1 above.

PSUs granted as set forth in the table above vest at the end of a three-year performance period subject to pre-determined performance criteria. For such awards, each NEO is granted a target number of PSUs. The number of PSUs that will actually vest ranges from 0% to 200% of target and will be determined by Celestica's total shareholder return ("TSR") and non-IFRS ROIC positioning relative to a comparator group selected by the Compensation Committee for each such purpose. TSR measures the performance of a company's shares over time. It combines share price appreciation and dividends, if any, paid over the period to determine the total return to the shareholder expressed as a percentage of the initial investment. With respect to each TSR Comparator (as defined below) TSR is calculated as the change in common share price over the three year performance period (plus any dividends paid in respect of the common shares of such TSR Comparator over the period), divided by the common share price for such TSR Comparator as at December 31, 2014, expressed as a percentage (which could be a positive or a negative number). The TSR of the Corporation is calculated in the same manner in respect of the SVS (the Corporation does not currently pay dividends).

For purposes of such PSUs, TSR will be measured relative to the information technology companies within the S&P 1500 Index as at January 1, 2015 with the addition of Flextronics International Ltd., that remain publicly traded on an established U.S. stock exchange for the entire performance period (the "TSR Comparators"). The Compensation Committee, with advice from the Compensation Consultant, determined that this peer group provides reasonable market alignment and was appropriate given it is broadly representative of the U.S. technology sector and includes many of the Corporation's customers, suppliers, and competitors for talent. The Corporation's market capitalization is positioned around the median of the TSR Comparators.

For purposes of such PSUs, ROIC will be measured against five direct competitors in the EMS industry chosen by the Compensation Committee (Benchmark Electronics, Inc., Flextronics International Ltd., Jabil Circuit, Inc., Sanmina Corporation and Plexus Corp., collectively, the "ROIC Competitors"). The Compensation Committee, with advice from the Compensation Consultant, determined that this peer group remained appropriate for measuring relative ROIC and therefore the composition of the ROIC Competitors is unchanged from the prior year.

Of the target number of PSUs granted to each NEO in respect of the 2014 compensation, 60% will vest based on Celestica's TSR positioning and 40% will vest based on Celestica's ROIC ranking, each calculated as described below.

The PSUs that will vest based on Celestica's TSR positioning (as determined by the Corporation) will be determined as follows:

  •
  Celestica's TSR will be ranked against that of each of the TSR Comparators;

  •
  the percentage of PSUs that will vest and become payable on the applicable release date will correspond to Celestica's TSR position as set out in the table below;

  •
  Celestica's percentile position will be calculated by first arranging the TSR results from highest to lowest for all TSR Comparators, excluding Celestica, and calculating the percentile rank for each TSR Comparator. The percentage of PSUs that will vest and become payable on the release date with respect to Celestica's TSR positioning will be calculated by interpolating between the corresponding payout percentages immediately above and immediately below Celestica's percentile position as set out in the table below; and

  •
  if Celestica's TSR is less than 0%, then regardless of Celestica's TSR positioning amongst the TSR Comparators, the maximum number of PSUs that may vest and become payable on the applicable release date will be 100% of the target number.

Celestica's TSR Positioning	Percentage of target number that will vest

90th Percentile	200%
75th Percentile	175%
50th Percentile	100%
40th Percentile	75%
25th Percentile	50%
<25th Percentile	0%

The PSUs that will vest based on Celestica's ROIC ranking amongst the ROIC Competitors (as determined by the Corporation) will be determined as follows:

Celestica's ROIC Ranking	Percentage of target number that will vest

Highest (First)	200%
Between Median and Highest	Prorated between 100% and 200%
Median (Average of third and fourth)	100%
Between Lowest and Median	Prorated between 0% and 100%
Lowest (Sixth)	0%

The value of the RSUs granted on January 23, 2015 in respect of 2014 performance was determined at the January 19, 2015 meeting of the Compensation Committee. The number of RSUs granted was determined using the closing price on January 22, 2015 on the NYSE of $11.29.

    Annual Incentive Award (CTI)

  2014 Business Results Factor

The Business Results Factor portion of the CTI calculation is based on the achievement by the Corporation of specified targets with respect to certain pre-selected financial measures. The Business Results Factor for 2014 was 99% based on the following results:

Table 12: Business Results Factor

Measure	Weight	Achievement Relative to Target	Proportion of Final Business Results Factor(1)

Operating Margin (adjusted EBIAT Margin)(2)	50%	106%	65%
Revenue(3)	25%	94%	11%
ROIC(4)	25%	97%	23%

Business Results Factor			99%

(1)
Positioning of Operating Margin result between target and maximum levels; positioning of Revenue and ROIC results between threshold and target levels.

(2)
Operating Margin is a non-International Financial Reporting Standards ("non-IFRS") measure calculated as non-IFRS operating earnings (adjusted EBIAT) divided by Revenue. "Adjusted EBIAT" is defined as earnings before interest and fees relating to the Corporation's credit facilities and accounts receivable sales program, amortization of intangible assets (excluding computer software), and income taxes. Non-IFRS adjusted EBIAT also excludes, in the periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges (net of recoveries), gains or losses related to the repurchase of shares or debt, and impairment charges.

(3)
Revenue means the Corporation's annual revenue.

(4)
ROIC is a non-IFRS measure calculated as non-IFRS adjusted EBIAT divided by non-IFRS average net invested capital, where non-IFRS average net invested capital consists of total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable, using a five-point average to calculate average non-IFRS net invested capital for the year (there is no comparable measure under IFRS).

In determining the Business Results Factor, the Corporation uses the following non-IFRS measures: adjusted EBIAT, operating margin (adjusted EBIAT as a percentage of revenue), net invested capital and ROIC. These non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Additional information regarding these non-IFRS measures can be found in the Corporation's Management's Discussion and Analysis section of the Corporation's Annual Report on Form 20-F.

  Individual Performance Factor

At the beginning of each year, the Board and the CEO agree on performance goals for the CEO. Goals for the other NEOs that align with the CEO's goals are then established and agreed to between the CEO and the respective NEOs. For 2014, the CEO's goals focused on: customer growth and intimacy, financial performance, operational effectiveness, and succession planning. The performance of the CEO and the NEOs is measured against the established goals, but also contains subjective elements, such that criteria for, and payment of, annual incentive awards remains at the discretion of the Board of Directors.

Chief Executive Officer

Customer Growth and Financial Performance: Revenue in 2014 was $5.6 billion. Although revenue decreased 3% compared to the previous year, non-IFRS operating margin* increased 50 basis points from 2013. The 2014 revenue mix continued to improve with growth in the target areas of Storage, Joint Design and Manufacturing ("JDM") and Diversified end markets despite lower demand in the Corporation's Communications end market and reductions in the lower margin business in the Server and Consumer end markets. In 2014, the Corporation actively managed its business portfolio by exiting lower margin programs and business segments to improve the customer and business mix. Revenue from the Diversified end market grew 7% year-over-year and contributed 28% of total revenue in 2014. Continued focus to drive future growth including investments in the Corporation's semiconductor business and in the JDM offering continued to be a top priority.

Operational Effectiveness: Production spending as a percentage of operational market value added was slightly above (i.e., worse than) plan, and reductions in selling, general and administrative expense exceeded (i.e., better than) plan. The 2014 improvement of $26 million in non-IFRS adjusted EBIAT* as compared to 2013 was driven by improved mix and effective cost management despite challenges in the semiconductor business. The Corporation continued its track record of delivering strong operational performance as evidenced by the Corporation's #1 or #2 ranking on the majority of customers' supplier-satisfaction "scorecards".

Succession Planning: The Corporation continued its focus on talent management and individual development planning in order to ensure a strong pipeline of future leaders with the right skills to achieve our long-term objectives. Particular emphasis was placed on identifying individuals who could be successors for key roles within one year. In 2014, the number of such positions with identified successors who meet the designated criteria exceeded the Corporation's target. Additionally, the CEO demonstrated commitment to the CEO succession plan by entering into discussions with the Board well in advance of his intended retirement by the end of 2015.

Financial Results: The Corporation's non-IFRS adjusted EBIAT (operating earnings)* increased 15% compared to 2013. Non-IFRS adjusted EPS* of $1.00 was up $0.17, or 20% year over year despite lower revenue. The Corporation delivered non-IFRS free cash flow* performance of $177 million, up $79 million as compared to 2013, driven by higher operating earnings, in part due to improved cost productivity as well as better working capital performance as compared to 2013. A disappointment was the performance in the semiconductor business and the associated goodwill impairment. However, revenue in the semiconductor business grew 18% from 2013, and represented 5% of the total company revenues for 2014 as the Corporation continued to win new programs from existing customers and attract new customers.

As a result of the above-described performance during 2014, the Compensation Committee determined that for purposes of the annual incentive payment, the CEO's IPF would be 1.0.

*
See "Non-IFRS measures" in Management's Discussion and Analysis for the Corporation's most recently completed financial year (available at www.sedar.com) for a discussion of the definition, components and uses of operating margin, ROIC, free cash flow, adjusted EBIAT and adjusted EPS, as well as a reconciliation of such non-IFRS measures to IFRS measures (where a comparable IFRS measure exists). These non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Other NEOs

Each of the other NEOs has responsibility for achievement of the overall corporate goals and objectives. Each NEO has performance objectives that are assessed at year-end and objective measures align with the targets for the CEO. The CEO undertakes an assessment of the NEO's contributions to the Corporation's results, including the CEO's assessment of each of the NEO's contributions as a part of the senior leadership team. Based on the CEO's assessment, the Compensation Committee considered each of the NEOs to have either met expectations or exceeded expectations for 2014 based on his or her individual performance and contribution to corporate goals and objectives.

Factors considered in the evaluation of each NEO included the following:

  (i)
  Mr. Myers' organization continued to partner with the business to help drive the business results resulting in improvements in year-over-year non-IFRS operating earnings* and non-IFRS free cash flow* while continuing to return capital to shareholders. The finance organization continued to advance analytics to improve, simplify and streamline the Corporation's management reporting, to facilitate decision-making and to drive efficiency within the business. In addition, the organization under Mr. Myers' leadership continued initiatives to accelerate performance including in the areas of strategy development, performance management, tax and treasury. Mr. Myers' organization has implemented a global business service function with the goal of realizing efficiencies across the Corporation and scaling services as the Corporation grows. Under Mr. Myers' leadership, the finance organization continues to work collaboratively with business leaders to anticipate and prepare for opportunities in order to achieve the Corporation's strategic goals.

  (ii)
  Mr. McCaughey's responsibility for the Corporation's Communications and Enterprise ("C&E") business unit includes the Managed Services organizations that are comprised of Global Design, JDM, Engineering and After-Market Services. The introduction of the JDM converged platform offering is a key strategic investment for the C&E business unit. Revenue from C&E declined 4% from 2013, driven by the challenging end markets in Communications and Server. Revenue from Storage grew 26% from 2013 as new programs successfully ramped. In the fourth quarter of 2014, C&E contributed to 70% of the Corporation's total fourth quarter revenue. Strategic investments in JDM enabled a solid year of bookings for that business unit. The Corporation was also recognized by many C&E customers, including earning EMC's 2014 Supplier of the Year award (for the second consecutive year), Cisco's 2014 EMS Partner of the Year award and Hitachi's 2013 Excellent Partner award.

  (iii)
  Ms. DelBianco's organization successfully led a number of initiatives across the areas of her responsibility, including legal and contracts, compliance, human resources, communications and sustainability. In support of the Corporation's goals and objectives, her organization: made significant contributions to cash flow through legal recoveries; expanded contract performance initiatives; developed new marketing communications tools and social media strategies to support new areas of growth; implemented a regional workforce planning model to facilitate the scaling required for operational efficiencies, improved HR reporting, analytics and systems; further strengthened talent development and succession planning programs; continued to enforce the Corporation's "one-team, one-vision" global incentive plan; and established sustainability as a competitive differentiator resulting in customer and industry recognition awards including being named as one of the Global 100 Most Sustainable Corporations in the World by Corporate Knights. Ms. DelBianco's continued support of Board initiatives is critical, especially with the CEO succession plan and transition requirements.

  (iv)
  Mr. McIntosh's organization continued to champion the strategic area of the Operations and Supply Chain Management network by driving innovation and technology to continuously improve the speed, flexibility, quality and cost productivity globally throughout the network. Strong progress was made in improving year-over-year non-IFRS operating margin* and inventory turnover improved throughout 2014. Under Mr. McIntosh's leadership, the Corporation has made a significant investment in processes and systems which drive advanced planning, supply chain data analytics, and customer collaboration. These investments are driving value for customers, suppliers and Celestica as the Corporation leverages them in its efforts to improve forecast accuracy, increase supply chain visibility and reduce cycle time to respond to changes in end-market requirements. This is evidenced by the Corporation's #1 or #2 ranking on the majority of its customers' supplier-satisfaction "scorecards". Mr. McIntosh's organization had a strong 2014 in the EMS area by consistently executing on product launch quality, cost and delivery.

  Target Award

The Target Incentive for each eligible NEO was as follows:

  •
  125% for Mr. Muhlhauser; and

  •
  Based on a review of the competitive market, the Compensation Committee increased the Target Incentive for Mr. Myers from 80% to 100%, effective January 1, 2014; and

  •
  There was no change to the Target Incentive for Messrs. McCaughey and McIntosh and Ms. DelBianco, which is 80%.

The Target Award for each eligible NEO is equal to the Target Incentive (as set out above) multiplied by such NEO's base salary.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth the compensation of the NEOs for the financial years ended December 31, 2012 through December 31, 2014.

Table 13: Summary Compensation Table

					Non-equity Incentive Plan Compensation
Name & Principal Position	Year	Salary ($)	Share- based Awards ($)(1)(2)	Option- based Awards ($)(3)	Annual Incentive Plans ($)(4)	Pension Value ($)(5)	All Other Compensation ($)(6)	Total Compensation ($)

Craig H. Muhlhauser	2014	$1,000,000	$5,500,000	—	$1,237,500	$186,850	$96,477	$8,020,827
President and Chief Executive	2013	$1,000,000	$5,500,000	—	$1,525,000	$115,000	$188,723	$8,328,723
Officer	2012	$1,000,000	$3,375,000	$1,125,000	—	$142,400	$92,328	$5,734,728

Darren G. Myers	2014	$500,000	$1,600,000	—	$495,000	$79,724	$746	$2,675,470
EVP, Chief Financial Officer	2013	$500,000	$1,600,000	—	$536,800	$49,497	$800	$2,687,097
	2012	$370,280	$1,125,000	$375,000	—	$43,272	$901	$1,914,453

Michael P. McCaughey	2014	$468,836	$1,500,000	—	$371,318	$75,403	$999	$2,416,556
EVP, Communications,	2013	$437,671	$1,500,000	—	$512,601	$46,434	$1,071	$2,497,777
Enterprise and Managed Services	2012	$388,187	$1,150,000	$350,000	—	$47,868	$1,338	$1,937,393

Elizabeth L. DelBianco	2014	$460,000	$1,425,000	—	$400,752	$69,710	$1,225	$2,356,687
EVP and Chief Legal &	2013	$456,055	$1,425,000	—	$445,109	$49,895	$1,314	$2,377,373
Administrative Officer	2012	$444,000	$1,068,750	$356,250	—	$57,223	$1,763	$1,927,986

Glen D. McIntosh	2014	$443,836	$1,350,000	—	$456,973	$62,627	$999	$2,314,435
EVP Global Operations and	2013	$418,836	$1,200,000	—	$367,905	$46,927	$1,071	$2,034,739
Supply Chain Management	2012	$392,500	$900,000	$300,000	—	$46,513	$973	$1,639,986

(1)
All amounts in this column represent the grant date fair value of share-based awards. Amounts in this column for 2014 represent RSUs and PSUs that were issued under the CSUP and LTIP, respectively, on January 23, 2015 in respect of 2014 performance. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a description of the process followed in determining the grant, and see Compensation Discussion and Analysis — 2014 Compensation Decisions — Equity-Based Incentives for a description of the vesting terms of the awards. The value included for PSUs is at 100% of target level performance. The number that will actually vest will vary from 0% to 200% of the target grant depending on Celestica's level of achievement of pre-determined performance measure(s) as described in this Circular.

(2)
The estimated accounting fair value of the share-based awards is calculated using the market price of SVS as defined under each of the plans and various fair value pricing models. The grant date fair value of the RSU portion of the share-based awards in Table 13 is the same as the accounting fair value of such awards. The accounting fair values of the PSU portion of the share-based awards to the NEOs with respect to 2014 performance were as follows: Mr. Muhlhauser — $3.2 million; Mr. Myers — $0.9 million; Mr. McCaughey — $0.9 million; Ms. DelBianco — $0.8 million; and Mr. McIntosh — $0.8 million. The accounting fair values for the PSU portion of the share-based awards reflects various assumptions as to estimated vesting for such awards in accordance with applicable accounting standards. The grant date fair value for the PSU portion of the share-based awards reflects the dollar amount of the award intended for compensation purposes, based on the market value of the underlying shares on the grant dates based on an assumption of 100% vesting. The accounting fair value for these NEOs assumed a zero forfeiture rate for all equity-based awards. 60% of PSUs granted will vest based on TSR performance. The cost the Corporation records for the PSUs that vest based on TSR performance is determined using a Monte Carlo simulation model. The number of awards expected to be earned is factored into the grant date Monte Carlo valuation for the award. The number of PSUs that will vest depends on the level of achievement of a market performance condition, TSR, over a three-year period relative to the TSR of a pre-defined comparator group. For the 2012 and 2013 grant, the comparator group was a pre-defined EMS competitor group. 60% of PSUs granted with respect to 2014 performance will vest based on the TSR of Celestica relative to the TSR of the information technology companies within the S&P 1500 Index with the addition of Flextronics International Ltd., and which remain publicly traded on an established U.S. stock exchange for the entire performance period. The grant date fair value is not subsequently adjusted regardless of the eventual number of awards that are earned based on the market performance condition. 40% of the PSUs granted will vest depending on the level of achievement of ROIC (a non-market performance condition), over a three-year period, based on the ROIC of Celestica (as determined by the Corporation) relative to the ROIC of a pre-determined EMS competitor group (as determined by the Corporation). The cost the Corporation records for PSUs that will vest based on ROIC performance is determined based on the market value of SVS at the time of grant, and such cost may be adjusted (usually during the last year of the three-year performance period) based on management's estimate of the relative level of achievement of ROIC, as outlined above.

(3)
All amounts in this column represent the grant date fair value of option-based awards. There were no stock options granted to the NEOs with respect to 2013 and 2014 performance. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a description of the process followed in determining the value of option-based awards. The grant date fair value of the option-based awards in Table 13 with respect to 2012 performance is the same as the accounting fair value of such awards.

(4)
Amounts in this column represent CTI incentive payments made to NEOs. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Celestica Team Incentive Plan for a description of the plan.

(5)
Pension values for Messrs. Myers, McCaughey and McIntosh and Ms. DelBianco are reported in U.S. dollars, having been converted from Canadian dollars.

(6)
In 2014, amounts in this column for Mr. Muhlhauser represent: tax equalization payments of $10,388; housing expenses of $37,231 while in Canada, group life insurance premiums totalling $14,097, a 401(k) contribution of $15,600, travel expenses between Toronto and New Jersey of $16,661 and tax preparation fees of $2,500.

Option-Based and Share-Based Awards

The following table provides details of each stock option grant outstanding and the aggregate number of unvested equity-based awards for each of the NEOs as of December 31, 2014.

Table 14: Outstanding Option-Based and Share-Based Awards(1)

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(2)	Number of Shares or Units that have not Vested (#)(3)	Payout Value of Share Awards that have not Vested at Minimum ($)(4)	Payout Value of Share Awards that have not Vested at Target ($)(4)	Payout Value of Share Awards that have not Vested at Maximum ($)(4)	Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)

Craig H. Muhlhauser
Jun. 6, 2005	50,000	$13.00	Jun. 6, 2015	—	—	—	—	—	—
Jan. 31, 2006	148,488	$10.00	Jan. 31, 2016	$258,369	—	—	—	—	—
Feb. 2, 2007	125,000	$6.05	Feb. 2, 2017	$711,250	—	—	—	—	—
Feb. 5, 2008	225,000	$6.51	Feb. 5, 2018	$1,176,750	—	—	—	—	—
Feb. 3, 2009	220,833	$4.13	Feb. 3, 2019	$1,680,539	—	—	—	—	—
Feb. 2, 2010	217,865	$10.20	Feb. 2, 2020	$335,512	—	—	—	—	—
Feb. 1, 2011	258,462	$9.87	Feb. 1, 2021	$483,324	—	—	—	—	—
Jan. 31, 2012	287,270	$8.21	Jan. 31, 2022	$1,014,063	191,839	—	$2,252,190	$4,504,380	—
Jan. 28, 2013	301,655	$8.24	Jan. 28, 2023	$1,055,793	336,772	$1,709,708	$3,953,703	$6,197,699	—
Feb. 4, 2014	—	—	—	—	595,882	$3,497,827	$6,995,655	$10,493,482	—
Jan. 23, 2015	—	—	—	—	487,156	$2,749,996	$5,500,000	$8,249,987	—

Darren G. Myers
Feb. 2, 2010	26,144	C$10.77	Feb. 2, 2020	$68,183	—	—	—	—	—
Feb. 1, 2011	31,015	C$9.87	Feb. 1, 2021	$106,164	—	—	—	—	—
Jan. 31, 2012	19,151	C$8.26	Jan. 31, 2022	$93,474	25,579	—	$316,176	$632,352	—
Jan. 28, 2013	75,414	C$8.29	Jan. 28, 2023	$366,041	112,258	$600,041	$1,387,595	$2,175,150	—
Feb. 4, 2014	—	—	—	—	173,346	$1,071,345	$2,142,690	$3,214,035	—
Jan. 23, 2015	—	—	—	—	141,718	$898,330	$1,796,660	$2,694,990	—

Michael P. McCaughey
Jul. 5, 2005	15,000	C$16.20	Jul. 5, 2015	—	—	—	—	—	—
Feb. 1, 2011	10,338	C$9.87	Feb. 1, 2021	$35,387	—	—	—	—	—
Jan. 31, 2012	25,535	C$8.26	Jan. 31, 2022	$124,634	34,105	—	$421,564	$843,128	—
Sep. 5, 2012	—	—	—	—	8,703	$107,576	$107,576	$107,576	—
Jan. 28, 2013	70,386	C$8.29	Jan. 28, 2023	$341,636	104,773	$560,029	$1,295,075	$2,030,121	—
Feb. 4, 2014	—	—	—	—	162,512	$1,004,387	$2,008,774	$3,013,161	—
Jan. 23, 2015	—	—	—	—	132,860	$842,181	$1,684,361	$2,526,542	—

Elizabeth L. DelBianco
Feb. 2, 2010	32,679	C$10.77	Feb. 2, 2020	$85,226	—	—	—	—	—
Feb. 1, 2011	38,769	C$9.87	Feb. 1, 2021	$132,706	—	—	—	—	—
Jan. 31, 2012	45,484	C$8.26	Jan. 31, 2022	$222,004	60,749	—	$750,905	$1,501,809	—
Jan. 28, 2013	95,524	C$8.29	Jan. 28, 2023	$463,650	106,645	$570,042	$1,318,214	$2,066,387	—
Feb. 4, 2014	—	—	—	—	154,386	$954,165	$1,908,330	$2,862,495	—
Jan. 23, 2015	—	—	—	—	126,216	$800,065	$1,600,130	$2,400,196	—

Glen D. McIntosh
Jan. 31, 2006	9,091	C$11.43	Jan. 31, 2016	$18,276	—	—	—	—	—
Feb. 1, 2011	10,338	C$9.87	Feb. 1, 2021	$35,387	—	—	—	—	—
Jan. 31, 2012	22,343	C$8.26	Jan. 31, 2022	$109,054	29,842	—	$368,870	$737,740	—
Jan. 28, 2013	60,331	C$8.29	Jan. 28, 2023	$292,832	89,806	$480,031	$1,110,071	$1,740,112	—
Feb. 4, 2014	—	—	—	—	130,010	$803,512	$1,607,024	$2,410,536	—
Jan. 23, 2015	—	—	—	—	119,574	$757,963	$1,515,925	$2,273,888	—

(1)
Includes share-based awards granted on January 23, 2015 in respect of 2014 performance. See Compensation Discussion and Analysis — 2014 Compensation Decisions — Equity-Based Incentives for a discussion of the equity grants.

(2)
The value of unexercised in-the-money stock options for Mr. Muhlhauser was determined using a share price of $11.74, which was the closing price of SVS on the NYSE on December 31, 2014. For Messrs. Myers, McCaughey and McIntosh and Ms. DelBianco, a share price of C$13.65 was used, which was the closing price of the SVS on the TSX on December 31, 2014, converted to U.S. dollars at the average exchange rate for 2014 of $1.00 equals C$1.1043.

(3)
The value included for PSUs is at 100% of target level performance.

(4)
Payout values at minimum vesting include the value of RSUs only as the minimum value of PSUs would be $0.0 if the performance condition is not met. Payout value at target vesting is determined using 100% of PSUs vesting and payout values at maximum vesting is determined using 200% of PSUs vesting. Payout values for Mr. Muhlhauser are determined using a share price of $11.74, which was the closing price of the SVS on the NYSE on December 31, 2014, except for the share-based awards granted on January 23, 2015 in respect of 2014 performance for which the payout values are determined using a share price of $11.29, which was the closing price of the SVS on the NYSE on January 22, 2015, the last business day before the grants. Payout values for Messrs. Myers, McCaughey and McIntosh and Ms. DelBianco are determined using a share price of C$13.65, which was the closing price of the SVS on the TSX on December 31, 2014, converted to U.S. dollars, except for the share-based awards granted on January 23, 2015 in respect of 2014 performance for which the payout values are determined using a share price of C$14.00, which was the closing price of the SVS on the TSX on January 22, 2015, the last business day before the grants, converted to U.S. dollars.

The following table provides details for each NEO of the value of option-based and share-based awards that vested during 2014 and the value of annual incentive awards earned in respect of 2014 performance.

Table 15: Incentive Plan Awards — Value Vested or Earned in 2014

Name	Option-based Awards — Value Vested During the Year ($)(1)	Share-based Awards — Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation — Value Earned During the Year ($)(3)

Craig H. Muhlhauser	$244,224	$3,189,285	$1,237,500

Darren G. Myers	$88,026	$562,050	$495,000

Michael P. McCaughey	$92,872	$692,703	$371,318

Elizabeth L. DelBianco	$122,127	$1,005,736	$400,752

Glen D. McIntosh	$80,677	$726,595	$456,973

(1)
Amounts in this column and in the sub-tables within this footnote reflect the value of stock options that vested in 2014 and were in-the-money on the vesting date.

  Stock options for Mr. Muhlhauser vested as follows:

Vesting Date	Exercise Price	Closing Price on NYSE of SVS on Vesting Date

January 28, 2014	$8.24	$9.85

January 31, 2014	$8.21	$9.92

  Stock options for Messrs. Myers, McCaughey and McIntosh and Ms. DelBianco vested as follows:

Vesting Date	Exercise Price	Closing Price on TSX of SVS on Vesting Date

January 28, 2014	C$8.29	C$10.98

January 31, 2014	C$8.26	C$11.05

February 1, 2014	C$9.87	C$10.24

(2)
Amounts in this column reflect share-based awards that were released in 2014. Share-based awards were released for Mr. Muhlhauser based on the price of the SVS on the NYSE as follows:

Type of Award	Date	Price

RSU	January 28, 2014	$9.85

RSU	January 31, 2014	$9.92

PSU	February 3, 2014	$9.23

RSU	December 1, 2014	$10.47

  Share-based awards were released for Messrs. McCaughey and McIntosh based on the price of the SVS on the TSX as follows:

Type of Award	Date	Price

RSU	January 28, 2014	C$10.98

RSU	January 31, 2014	C$11.05

PSU	February 3, 2014	C$10.24

RSU	February 5, 2014	C$10.11

RSU	December 1, 2014	C$11.88

  Share-based awards were released for Mr. Myers and Ms. DelBianco based on the price of the SVS on the TSX as follows:

Type of Award	Date	Price

RSU	January 28, 2014	C$10.98

RSU	January 31, 2014	C$11.05

PSU	February 3, 2014	C$10.24

RSU	December 1, 2014	C$11.88

  All of the preceding C$ values were converted to U.S. dollars at the average exchange rate for 2014 of $1.00 equals C$1.1043. PSUs that vested in 2014 were paid out at 60% as a result of the Corporation's TSR performance (the sole performance vesting criterion for such PSUs) ranking 5th and being within 5 percentage points of the TSR performance of the 4th ranked member of a pre-defined EMS competitor group then in effect resulting in an average of the vesting levels, i.e., (40% + 80%)/2. See "Equity-Based Incentives" above for a description of how PSUs granted in respect of 2014 performance will vest.

(3)
Consists of payments under the CTI made on February 13, 2015 in respect of 2014 performance. See Compensation Discussion and Analysis — 2014 Compensation Decisions — Target Award. These are the same amounts as disclosed in Table 13 under the column "Non-equity Incentive Plan Compensation — Annual Incentive Plans".

The following table sets out the gains realized by NEOs from exercising stock options in 2014.

Table 16: Gains Realized by NEOs from Exercising Options

Name	Amount

Craig H. Muhlhauser	$2,301,000

Darren G. Myers	$199,585

Michael P. McCaughey	$214,462

Elizabeth L. DelBianco	$152,140

Glen D. McIntosh	$223,251

Securities Authorized for Issuance Under Equity Compensation Plans

Table 17: Equity Compensation Plans as at December 31, 2014

Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1) (#)

Equity Compensation Plans Approved by Securityholders	LTIP (Options)	3,250,157	$8.13/C$9.14	N/A(2)

	LTIP (RSUs)	813,377	N/A	N/A(2)

	LTIP (PSUs)(3)	2,485,864	N/A	N/A(2)

	Total(4)	6,549,398	$8.13/C$9.14	10,527,398

(1)
Excluding securities that may be issued upon exercise of outstanding stock options, warrants and rights.

(2)
The LTIP provides for a maximum number of securities that may be issued from treasury, but does not provide separate maximums for each type of award thereunder.

(3)
Assumes the maximum payout for all outstanding PSUs (200% of target).

(4)
The total number of securities to be issued under all equity compensation plans approved by shareholders represent 3.75% of the total number of outstanding shares at December 31, 2014 (LTIP (Options) — 1.86%; LTIP (RSUs) — 0.47%; and LTIP (PSUs) — 1.42%).

Equity Compensation Plans

    Long-Term Incentive Plan

The LTIP is the only securities-based compensation plan providing for the issuance of securities from treasury under which grants have been made and continue to be made by the Corporation since the company was listed on the TSX and the NYSE. Under the LTIP, the Board of Directors may in its discretion from time to time grant stock options, share units (in the form of RSUs and PSUs) and stock appreciation rights ("SARs") to employees and consultants of the Corporation and affiliated entities.

Up to 29,000,000 SVS may be issued from treasury pursuant to the LTIP. The number of SVS that may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, the Corporation decided in 2004 that stock option grants under the LTIP would no longer be made to directors. Under the LTIP, as of February 11, 2015, 12,471,609 SVS have been issued from treasury, 3,094,408 SVS are issuable under outstanding stock options, and 405,291 SVS are issuable under outstanding RSUs, and up to 4,595,652 SVS are issuable under outstanding PSUs (assuming vesting at 200%). Accordingly, as of February 11, 2015, 16,528,391 SVS are reserved for issuance from treasury pursuant to current and potential future grants of securities-based compensation under the LTIP. In addition, the Corporation may satisfy obligations under the LTIP by acquiring SVS in the market.

As of February 11, 2015, the Corporation had a "gross overhang" of 9.7%. "Gross overhang" refers to the total number of shares reserved for issuance from treasury under equity plans at any given time relative to the total number of shares outstanding, including shares reserved for outstanding stock options and RSUs and PSUs. The Corporation's "net overhang" (i.e. the total number of shares that have been reserved for issuance from treasury to satisfy outstanding equity grants to employees relative to the total number of shares outstanding) was 4.7%.

As of December 31, 2014, the Corporation had an "overhang" for stock options of 7.9%, representing the number of shares reserved for outstanding stock options as at such date, together with shares reserved for potential future grants of stock options, relative to the total number of shares outstanding as at such date.

The LTIP limits the number of SVS that may be (a) reserved for issuance to insiders (as defined under TSX rules for this purpose), and (b) issued within a one-year period to insiders pursuant to stock options, rights or share units granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee-related plan of the Corporation or stock options for services granted by the Corporation, in each case to 10% of the aggregate issued and outstanding SVS and MVS of the Corporation. The LTIP also limits the number of SVS that may be reserved for issuance to any one participant pursuant to stock options, SARs or share units granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee-related equity plan of the Corporation or stock options for services granted by the Corporation, to 5% of the aggregate issued and outstanding SVS and MVS. The aggregate number of options, rights and share units that may be granted under the LTIP in any given year is limited such that the aggregate of the SVS issuable upon option exercise, the number of rights granted and the number of share units cannot exceed 1.2% of the average aggregate number of SVS and MVS outstanding during that period.

Vested stock options issued under the LTIP may be exercised during a period determined in the LTIP, which may not exceed ten years. The LTIP also provides that, unless otherwise determined by the Board of Directors, stock options will terminate within specified time periods following the termination of employment of an eligible participant with the Corporation or affiliated entities. The exercise price for stock options issued under the LTIP is the closing price for SVS on the last business day prior to the grant. The TSX closing price is used for Canadian employees and the NYSE closing price is used for all other employees. The exercise of stock options may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions such as share price and financial results. The grant of stock options to, or exercise of stock options by, an eligible participant may also be subject to certain share ownership requirements.

The interest of any participant under the LTIP is generally not transferable or assignable. However, the LTIP does provide that a participant may assign his or her rights to a spouse, or a personal holding company or family trust controlled by the participant, of which any combination of the participant, the participant's spouse, minor children or grandchildren are shareholders or beneficiaries, as applicable.

Under the LTIP, eligible participants may be granted SARs, a right to receive a cash amount equal to the amount, if any, by which the market price of the SVS at the time of exercise of the SAR exceeds the market price of the SVS at the time of the grant. The market price used for this purpose is the weighted average price for SVS during the five trading days preceding the date of determination. The TSX market price is used for Canadian employees and the NYSE market price is used for all other employees. Such amounts may also be payable by the issuance of SVS (at the discretion of the Corporation). The exercise of SARs may also be subject to conditions similar to those which may be imposed on the exercise of stock options. To date, the Corporation has not granted any SARs under the LTIP.

Under the LTIP, eligible participants may be allocated share units in the form of PSUs or RSUs, which represent the right to receive an equivalent number of SVS upon vesting. The issuance of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of stock options and SARs, including such time or performance-based conditions as may be determined by the Board of Directors in its discretion. The number of SVS that may be issued to any one person pursuant to the share unit program shall not exceed 1% of the aggregate issued and outstanding SVS and MVS. The number of SVS that may be issued under share units in the event of termination of employment without cause, death or long term disability is subject to pro-ration, unless otherwise determined by the Corporation. The LTIP provides for the express designation of share units as either RSUs (restricted share units), which have time-based vesting conditions or PSUs (performance share units), which have performance-based vesting conditions over a specified period. In the event a holder of PSUs retires, unless otherwise determined by the Corporation, the pro-rated vesting of such PSUs shall be determined based on the actual performance achieved during the period specified for the grant by the Corporation.

The following types of amendments to the LTIP or the entitlements granted under it require the approval of the holders of the voting securities by a majority of votes cast by shareholders present or represented by proxy at a meeting:

  (a)
  increasing the maximum number of SVS that may be issued under the LTIP;

  (b)
  reducing the exercise price of an outstanding stock option (including cancelling and, in conjunction therewith, regranting a stock option at a reduced exercise price);

  (c)
  extending the term of any outstanding stock option or SAR;

  (d)
  expanding the rights of participants to assign or transfer a stock option, SAR or share unit beyond that currently contemplated by the LTIP;

  (e)
  amending the LTIP to provide for other types of security-based compensation through equity issuance;

  (f)
  permitting a stock option to have a term of more than ten years from the grant date;

  (g)
  increasing or deleting the percentage limit on SVS issuable or issued to insiders under the LTIP;

  (h)
  increasing or deleting the percentage limit on SVS reserved for issuance to any one person under the LTIP (being 5% of the Corporation's total issued and outstanding SVS and MVS);

  (i)
  adding to the categories of participants who may be eligible to participate in the LTIP; and

  (j)
  amending the amendment provision,

  subject to the application of the anti-dilution or re-organization provisions of the LTIP.

The Board may approve amendments to the LTIP or the entitlements granted under it without shareholder approval, other than those specified above as requiring approval of the shareholders, including, without limitation:

  (a)
  clerical changes (such as a change to correct an inconsistency or omission or a change to update an administrative provision);

  (b)
  a change to the termination provisions for the LTIP or for a stock option as long as the change does not permit the Corporation to grant a stock option with a termination date of more than ten years from the date of grant or extend an outstanding stock option's termination date beyond such date; and

  (c)
  a change deemed necessary or desirable to comply with applicable law or regulatory requirements.

During 2014, the LTIP was amended to provide for the express designation of share units as either RSUs or PSUs, clarify the treatment of PSUs on various types of termination of employment, and to effect revisions of a clerical nature. Shareholder approval of such amendments was not required pursuant to the terms of the LTIP.

    Celestica Share Unit Plan

The CSUP provides for the issuance of RSUs and PSUs in the same manner as provided in the LTIP, except that the Corporation may not issue shares from treasury to satisfy its obligations under the CSUP and there is no limit on the number of share units that may be issued as RSUs and PSUs under the terms of the CSUP. The share units may be subject to vesting requirements, including any time-based conditions established by the Board of Directors at its discretion. The vesting of PSUs also requires the achievement of specified performance-based conditions as determined by the Compensation Committee.

Pension Plans

The following table provides details of the amount of Celestica's contributions to its pension plans on behalf of the NEOs, and the accumulated value thereunder as of December 31, 2014 for each NEO.

Table 18: Defined Contribution Pension Plan

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at End of Year(1) ($)

Craig H. Muhlhauser(2)	$802,297	$186,850	$1,042,490

Darren G. Myers(3)	$258,182	$79,724	$376,341

Michael P. McCaughey(3)	$275,164	$75,403	$353,615

Elizabeth L. DelBianco(3)	$635,669	$69,710	$787,413

Glen D. McIntosh	$393,644	$62,627	$497,842

(1)
The difference between (i) the sum of the Accumulated Value at Start of Year column plus the Compensatory column and (ii) the Accumulated Value at End of Year column is attributable to non-compensatory changes in the Corporation's accrued obligations during the year ended December 31, 2014.

(2)
Amounts for Mr. Muhlhauser include amounts in his supplementary retirement plan, but do not include amounts in his 401(k) plan. Refer to Table 13 for the Corporation's contribution to Mr. Muhlhauser's 401(k) plan for 2014.

(3)
The difference between the Accumulated Value at Start of Year reported here and the Accumulated Value at End of Year reported in the 2013 management information circular for Messrs. Myers and McCaughey, and Ms. DelBianco is attributable to different exchange rates used in the 2013 and 2014 management information circulars. The exchange rate used in the 2013 management information circular was $1.00 = C$1.0300.

Mr. Muhlhauser participates in two defined contribution retirement programs, one of which qualifies as a deferred salary arrangement under section 401(k) of the Internal Revenue Code (United States) (the "401(k) Plan"). Under the 401(k) Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. The Corporation may make contributions for the benefit of eligible employees. The 401(k) Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. Retirement benefits depend on the performance of the investment options chosen. The Corporation contributes: (i) 3% of eligible compensation for the participant, and (ii) up to an additional 3% of eligible compensation by matching 50% of the first 6% contributed by the participant. The maximum contribution of the Corporation to the 401(k) Plan, based on the Internal Revenue Code rules and the 401(k) Plan formula for 2014, is $15,600. Mr. Muhlhauser also participates in an unregistered supplementary retirement plan that is also a defined contribution plan. It is designed to provide an annual contribution equal to the difference between (i) 8% of the participant's salary and paid incentive and (ii) the amount that Celestica would contribute to the 401(k) Plan assuming the participant contributes the amount required to receive the matching 50% contribution by Celestica. A notional account is maintained for Mr. Muhlhauser and he is entitled to select from among the investment options available in the 401(k) Plan for the purpose of determining the return on his notional account.

Messrs. Myers, McCaughey and McIntosh and Ms. DelBianco participate in the defined contribution portion of the Corporation's registered pension plan for Canadian employees (the "Canadian Pension Plan"). The defined contribution portion of the Canadian Pension Plan allows employees to choose how the Corporation's contributions are invested on their behalf within a range of investment options provided by third-party fund managers. Retirement benefits depend upon the performance of the investment options chosen. Messrs. Myers, McCaughey and McIntosh and Ms. DelBianco also participate in an unregistered supplementary pension plan (the "Canadian Supplementary Plan"). This is also a defined contribution plan that is designed to provide an annual contribution of an amount equal to the difference between (i) the maximum annual contribution limit as determined in accordance with the formula set out in the Canadian Pension Plan and with Canada Revenue Agency rules and (ii) 8% of the total salary and paid annual incentives. Notional accounts are maintained for each participant in the Canadian Supplementary Plan. Participants are entitled to select from among the investment options available in the Canadian Pension Plan for the purpose of determining the return on their notional accounts.

Termination of Employment and Change in Control Arrangements with Named Executive Officers

The Corporation has entered into employment agreements with certain of its NEOs in order to provide certainty to the Corporation and such NEOs with respect to issues such as obligations of confidentiality, non-solicitation and non-competition after termination of employment, the amount of severance to be paid in the event of termination of the NEO's employment, and to provide a retention incentive in the event of a change in control scenario.

Mr. Muhlhauser and Ms. DelBianco

The employment agreements of the above-noted individuals provide that each of them is entitled to certain severance benefits if, during a change in control period at the Corporation, they are terminated without cause or resign for good reason as defined in their agreements (a "double trigger" provision), where good reason includes, without limitation, a material adverse change in position or duties or a required relocation from Toronto at the time of a change in control. A change in control period is defined in their agreements as the period (a) commencing on the date the Corporation enters into a binding agreement for a change in control, an intention is announced by the Corporation to effect a change in control or the Board adopts a resolution that a change in control has occurred, and (b) ending three years after the completion of the change in control or, if a change in control is not completed, one year following the commencement of the period. The amount of the severance payment for Mr. Muhlhauser is equal to three times his annual base salary and the simple average of his annual incentive for the three prior completed financial years of the Corporation, together with a portion of his expected annual incentive for the year based on expected financial results, prorated to the date of termination. The amount of the severance payment for Ms. DelBianco is equal to three times her annual base salary and target annual incentive, together with a portion of her target annual incentive for the year, prorated to the date of termination. The agreements provide for a cash settlement to cover benefits that would otherwise be payable during the severance period, and the continuation of contributions to their pension and retirement plans until the third anniversary following their termination. In addition, upon a change of control (a) the stock options granted to each of them vest immediately, (b) the unvested PSUs granted to each of them vest immediately at target level performance unless the terms of a PSU grant provide otherwise, or on such other more favourable terms as the Board in its discretion may provide, and (c) the RSUs granted to each of them shall vest immediately.

Outside a change in control period, upon termination without cause or resignation for good reason as defined in their agreements, the amount of the severance payment for Mr. Muhlhauser is equal to two times his annual base salary and the simple average of his annual incentive for the two prior completed financial years of the Corporation, together with a portion of his expected annual incentive for the year based on expected financial results, prorated to the date of termination. The amount of the severance payment for Ms. DelBianco is equal to two times her annual base salary and target annual incentive, together with a portion of her target annual incentive for the year prorated to the date of termination. There is no accelerated vesting of stock options or PSUs. Stock options that would have otherwise vested and become exercisable during the 12-week period following the date of termination shall vest and become exercisable in accordance with the terms of the plan. All remaining unvested stock options are cancelled. All RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date. PSUs vest based on actual performance and on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date. The Corporation's obligations provide for a cash settlement to cover benefits for a two-year period following termination. In addition, the Corporation also provides for a cash settlement of contributions to, or continuation of their pension and retirement plans for a three-year period for Mr. Muhlhauser and a two-year period for Ms. DelBianco.

Mr. Muhlhauser and Ms. DelBianco are the only NEOs currently eligible for retirement treatment under the LTIP or CSUP. In the event of retirement, or a termination without cause at a time when the NEO is eligible for retirement treatment under the LTIP or CSUP, (a) stock options continue to vest and are exercisable until the earlier of three years following retirement or termination and the original expiry date, (b) RSUs will continue to vest on their vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the number of days between the date of grant and the date of retirement or termination.

The foregoing entitlements are conferred on Mr. Muhlhauser and Ms. DelBianco in part upon their fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of three years following termination of employment in the case of Mr. Muhlhauser and for a period of two years following termination of employment in the case of Ms. DelBianco. In the event of a breach of such obligations, the Corporation is entitled to seek appropriate legal, equitable and other remedies, including injunctive relief.

The following tables summarize the incremental payments and benefits to which Mr. Muhlhauser and Ms. DelBianco would have been entitled upon a change in control occurring on December 31, 2014, or if their employment had been terminated on December 31, 2014 as a result of a change in control, retirement or termination without cause.

Table 19: Mr. Muhlhauser's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$7,000,000	—	$521,924	$7,521,924

Retirement	—	—	—	—

Termination without Cause	$6,000,000	—	$510,341	$6,510,341

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

(2)
Other benefits include group health and welfare benefits and 401(k) contribution.

Table 20: Ms. DelBianco's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$2,852,000	—	$232,727	$3,084,727

Retirement	—	—	—	—

Termination without Cause	$2,024,000	—	$154,943	$2,178,943

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

(2)
Other benefits include group health benefits and pension plan contribution.

Messrs. Myers, McCaughey and McIntosh

The terms of employment with the Corporation for Messrs. Myers, McCaughey and McIntosh are governed by the Corporation's Executive Employment Guidelines (the "Executive Guidelines"). Upon termination without cause within two years following a change in control of the Corporation (a "double trigger" provision), Messrs. Myers, McCaughey and McIntosh are eligible to receive a severance payment up to two times annual base salary and the lower of target or actual annual incentive for the previous year, subject to adjustment for factors including length of service, together with a portion of their annual incentive for the year, prorated to the date of termination. In addition, upon a change in control, (a) all unvested stock options granted to Messrs. Myers, McCaughey and McIntosh vest on the date of change in control, (b) all unvested RSUs granted to them vest on the date of change in control, and (c) all unvested PSUs granted to them vest on the date of change in control at target level of performance unless the terms of a PSU grant provide otherwise, or on such other more favourable terms as the Board may in its discretion provide.

Under the Executive Guidelines, the Corporation's group benefits and pension contributions to Messrs. Myers, McCaughey and McIntosh discontinue on the date of termination.

Outside of the two-year period following a change in control, upon termination without cause, Messrs. Myers, McCaughey and McIntosh are entitled to payments and benefits that are substantially similar to those provided following a termination within two years of a change in control, except that (a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the termination date, (b) RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and termination of employment, to (ii) the number of years between the date of grant and the vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date.

In the event of retirement, (a) stock options continue to vest and are exercisable until the earlier of three years following retirement and the original expiry date, (b) RSUs will continue to vest on their vesting dates, and (c) PSUs vest based on actual performance and are prorated for the number of days between the date of grant and the date of retirement.

The foregoing entitlements are conferred on Messrs. Myers, McCaughey and McIntosh in part upon their fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of their employment.

The following tables summarize the incremental payments to which Messrs. Myers, McCaughey and McIntosh would have been entitled upon a change in control occurring on December 31, 2014, or if their employment had been terminated on December 31, 2014 as a result of a change in control, retirement or termination without cause.

Table 21: Mr. Myers' Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$2,485,000	—	—	$2,485,000

Retirement	—	—	—	—

Termination without Cause	$2,485,000	—	—	$2,485,000

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 22: Mr. McCaughey's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$2,063,953	—	—	$2,063,953

Retirement	—	—	—	—

Termination without Cause	$2,063,953	—	—	$2,063,953

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 23: Mr. McIntosh's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total

Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$2,067,110	—	—	$2,067,110

Retirement	—	—	—	—

Termination without Cause	$2,067,110	—	—	$2,067,110

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Performance Graph

The SVS have been listed and posted for trading under the symbol "CLS" on the NYSE and the TSX since June 30, 1998 (except for the period commencing on November 8, 2004 and ending on May 15, 2006 during which the symbol on the TSX was CLS.SV). The following chart compares the cumulative TSR of C$100 invested in SVS with the cumulative TSR of the S&P/TSX Composite Total Return Index for the period from December 31, 2009 to December 31, 2014.

As can be seen from the performance graph above, an investment in the Corporation on January 1, 2010 would have resulted in a 37% increase in value over the five-year period ended December 31, 2014 compared with a 44% increase that would have resulted from an investment in the S&P/TSX Composite Total Return Index over the same period.

Over the same period, total NEO Compensation (as defined below) increased by 20%. In the medium to long term, compensation of the Corporation's NEOs is directly impacted by the market value of the SVS, as a significant portion of NEO Compensation is awarded in the form of equity based incentives with payout tied to the market price performance of the SVS.

For the purpose of the above discussion, NEO Compensation is defined as aggregate annual compensation (i.e., the sum of base salary, CTI payments (if applicable) and the grant date fair value of share-based awards and option-based awards, but excluding all other compensation). The executive compensation values have been calculated for the NEOs based on the same methodology set out in Table 13 of this Circular. This is a methodology adopted by Celestica solely for the purposes of this comparison. It is not a recognized or prescribed methodology for this purpose, and may not be comparable to methodologies used by other issuers for this purpose.

EXECUTIVE SHARE OWNERSHIP

The Corporation has share ownership guidelines for the CEO, Executive Vice Presidents and Senior Vice Presidents. The guidelines provide that these individuals are to hold a multiple of their base salary in securities of the Corporation as shown in Table 24. Executives subject to ownership guidelines are expected to achieve the specified ownership within a period of five years following the later of: (i) the date of hire, or (ii) the date of promotion to a level subject to ownership guidelines. Compliance is reviewed annually as of December 31 of each year. As of December 31, 2014, the applicable NEOs were in compliance with the share ownership guidelines, as follows:

Table 24: Share Ownership Guidelines

Name	Ownership Guidelines	Share Ownership (Value)(1)		Share Ownership (Multiple of Salary)

Craig H. Muhlhauser(2)	$5,000,000 (5 × salary)	$12,253,871	(3)	12.3x

Darren G. Myers	$1,000,000 (2 × salary)	$2,660,495		5.3x

Michael P. McCaughey	$950,000 (2 × salary)	$2,415,258		5.1x

Elizabeth L. DelBianco	$920,000 (2 × salary)	$2,370,036		5.2x

Glen D. McIntosh	$900,000 (2 × salary)	$2,409,095		5.4x

(1)
Includes the following, as of December 31, 2014: (i) SVS beneficially owned, (ii) all unvested RSUs, and (iii) PSUs that vested on January 31, 2015 at 60% of target, which, on December 31, 2014, was the Corporation's anticipated payout and was in fact the resulting payout; in each case, the value of which was determined using a share price of $11.74 being the closing price of SVS on the NYSE on December 31, 2014.

(2)
The Compensation Committee increased the ownership guideline applicable to the CEO from 4x salary to 5x salary, effective April 22, 2014.

(3)
Mr. Muhlhauser's Share Ownership (Value) of $12,253,871 consists of the following holdings: (i) $5,695,027 in value of SVS beneficially owned by Mr. Muhlhauser, (ii) $5,207,535 in value of unvested RSUs, and (iii) $1,351,309 in value of PSUs that vested on January 31, 2015 at 60% of target, which, on December 31, 2014, was the Corporation's anticipated payout and was in fact the resulting payout; in each case, the value of which was determined using a share price of $11.74, being the closing price of SVS on the NYSE on December 31, 2014.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at February 11, 2015, no current or former executive officers or members of the Board of the Corporation or its subsidiaries and none of their respective associates were indebted to the Corporation or any of its subsidiaries (or had indebtedness that was the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries) in connection with the purchase of SVS or in connection with any other transaction.

DIRECTORS, OFFICERS AND CORPORATION LIABILITY INSURANCE

The Corporation and certain of its subsidiaries have entered into indemnification agreements with certain of the directors and officers of the Corporation and its subsidiaries. These agreements generally provide that the Corporation or the subsidiary of the Corporation which is a party to the agreement, as applicable, will indemnify the director or officer in question (including his or her heirs and legal representatives) against all costs, charges and expenses incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved by reason of being or having been a director or officer of the Corporation or a subsidiary thereof, provided that he or she has acted honestly and in good faith with a view to the best interests of the Corporation or a subsidiary thereof.

The Corporation's current directors' and officers' insurance policies provide for aggregate coverage of $110 million. The policies protect directors and officers against liability incurred by them while acting in their capacities as directors and officers of the Corporation and its subsidiaries. Included in the $110 million of aggregate coverage is coverage dedicated solely to individual directors and officers. The Corporation's cost for this policy is approximately $0.9 million annually. Limits available under the policies are in excess of a self-retention of $1 million for each loss or claim depending on the type of claim.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 — Disclosure of Corporate Governance Practices (the "Instrument", together with National Policy 58-201 — Corporate Governance Guidelines, the "CSA Governance Requirements") of the Canadian Securities Administrators requires the Corporation to disclose, on an annual basis, its corporate governance practices with reference to a specific form set out in the Instrument. The TSX requires the Corporation to comply with the Instrument. The disclosure set out in tabular form in Schedule A reflects the CSA Governance Requirements.

At the Corporation, we remain committed to the highest standards of corporate governance in all aspects of the Corporation's decision-making processes. The Board of Directors has put into place systems and procedures that support independent, thoughtful and informed decisions. As governance regulation has evolved over the past several years, the Corporation has adapted its practices to reflect changing standards. The Corporation is listed on the NYSE and, although we are not required to comply with all of the NYSE corporate governance requirements to which we would be subject if we were a U.S. corporation, the Corporation's governance practices differ significantly in only one respect from those required of U.S. domestic issuers. Unlike under NYSE rules, there is no requirement in Canada for shareholder approval of compensation arrangements involving share purchases in the open market. The Corporation complies with applicable TSX rules, which require shareholder approval of new share compensation arrangements involving issuances of shares and that shareholders approve the amendments to such arrangements in accordance with the amendment provisions in the arrangements.

OTHER MATTERS

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

REQUESTS FOR DOCUMENTS

The Corporation's financial information is contained in its comparative financial statements and management's discussion and analysis for the fiscal year ended December 31, 2014. In accordance with National Instrument 52-110 — Audit Committees, shareholders may obtain further information regarding the Corporation's Audit Committee in Part I, Item 6C and Part II, Item 16A of the Corporation's Annual Report for the year ended December 31, 2014 prepared on Form 20-F under the United States Securities Exchange Act of 1934, as amended. Additional information about the Corporation is available on SEDAR at www.sedar.com.

The Corporation will provide to any person, upon request to the Secretary of the Corporation, the following documents, all of which are available on the Corporation's website at www.celestica.com:

  (a)
  one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

  (b)
  one copy of the comparative financial statements of the Corporation for the year ended December 31, 2014, together with the accompanying report of the auditor and management's discussion and analysis, and one copy of any interim financial statements of the Corporation, together with management's discussion and analysis, subsequent thereto;

  (c)
  the Corporation's management information circular for its last annual meeting of shareholders;

  (d)
  the Statement of Corporate Governance Practices;

  (e)
  the Business Conduct Governance Policy;

  (f)
  the Finance Code of Professional Business Conduct;

  (g)
  the Audit Committee mandate;

  (h)
  the Nominating and Corporate Governance Committee mandate; and

  (i)
  the Compensation Committee mandate.

CERTIFICATE

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board of Directors.

Toronto, Ontario, March 5, 2015.

By Order of the Board of Directors

Elizabeth L. DelBianco
Executive Vice President, Chief Legal and
Administrative Officer and Corporate Secretary

SCHEDULE A

    STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation's corporate governance disclosure required by National Instrument 58-101 — Disclosure of Corporate Governance Practices ("NI 58-101") is set out below.

Board of Directors

Director Independence

A greater than two-thirds majority of the Corporation's directors are independent. Independence has been determined in accordance with NI 58-101 in the case of each director on the basis of whether that director has a direct or indirect material relationship (such as any relationship with the Corporation, any of the Corporation's subsidiaries or with Onex Corporation ("Onex") (which holds approximately 76% of the voting rights attaching to shares of the Corporation)) which could, in the view of the Board of Directors (the "Board"), be reasonably expected to interfere with the exercise of the director's independent judgment.

As Mr. Schwartz is an executive officer of Onex, the Corporation's controlling shareholder, under Canadian Securities Administrators requirements he is deemed not to be an independent director of Celestica.

The following chart details the Board's determination with respect to the independence status of each director:

Table of Directors' Relationships to the Corporation
Name	Independent	Not Independent	Reason not Independent

Daniel P. DiMaggio	✓

William A. Etherington	✓

Laurette T. Koellner	✓

Craig H. Muhlhauser		✓	President and Chief Executive Officer of Celestica

Joseph M. Natale	✓

Carol S. Perry	✓

Eamon J. Ryan	✓

Gerald W. Schwartz		✓	Chairman and Chief Executive Officer of Onex

Michael M. Wilson	✓

Directors' Memberships on the Boards of Other Public Companies

The following chart lists the other public companies on which the Corporation's directors serve:

Director	Other Public Corporation Boards on which the Director Serves

Daniel P. DiMaggio	None

William A. Etherington	Onex and SS&C Technologies Inc.

Laurette T. Koellner	Papa John's International, Inc. and The Goodyear Tire & Rubber Company

Craig H. Muhlhauser	None

Joseph M. Natale	TELUS Corporation

Carol S. Perry	None

Eamon J. Ryan	None

Gerald W. Schwartz	Onex, Indigo Books & Music Inc., and honorary director of the Bank of Nova Scotia

Michael M. Wilson	Air Canada, Finning International Inc., and Suncor Energy Inc.

Meetings of Independent Directors

The independent directors meet separately as part of every in-person Board meeting. If the meeting is a telephone meeting outside the regular Board schedule, the independent directors may meet separately. Mr. Etherington, the Chair of the Board, presides at all such meetings. From the beginning of 2014 to February 11, 2015, the independent directors held these in camera sessions at all Board meetings.

In addition, from time to time, the Board establishes ad hoc committees (e.g., the CEO Search Committee), which, as appropriate, may be comprised solely of independent directors.

Independent Chair

Mr. Etherington is the Chair of the Board and is an independent director. In this capacity, Mr. Etherington is responsible for the effective functioning of the Board. As part of his duties, he establishes procedures to govern the Board's work and ensure the Board's full discharge of its duties. A complete position description for the Chair is posted in the "Who We Are"--"Corporate Governance" section of the Corporation's website at www.celestica.com. Celestica shareholders and other interested parties may communicate directly to the Chair any concerns that they may have regarding the Corporation. See the contact information under Questions and Answers on Voting and Proxies — How Can I Contact the Independent Directors and Chair? in this Circular.

Attendance Record

For a complete record of the Corporation's directors' attendance at Board meetings and at meetings of those standing committees of which they are members, see the Information Relating to Our Directors — Attendance of Directors at Board and Committee Meetings in this Circular.

Board Mandate
The mandate of the Board is attached to this Circular as Schedule B and is posted on the Corporation's website at www.celestica.com. See "Who We Are"--"Corporate Governance".

Under the mandate, the Board has explicitly assumed stewardship responsibility for the Corporation.

Position Descriptions

Position Descriptions of the Chair of the Board and Committee Chairs

The Board has approved position descriptions for the Chair of the Board and the Chair of each standing committee of the Board.

These position descriptions are posted on the Corporation's website at www.celestica.com. See "Who We Are"--"Corporate Governance". The Chair of the Board is available to respond to questions from shareholders at the Corporation's annual meeting.

Position Description of the Chief Executive Officer

The Board has developed a written position description for the Chief Executive Officer ("CEO"). The CEO has full responsibility for the day-to-day operations of the Corporation's business in accordance with the Corporation's strategic plan, current year operating plan and capital expenditure budget, each as approved by the Board. The CEO must develop and implement processes that will ensure the achievement of the Corporation's financial and operating goals and objectives. The complete position description of the CEO is posted on the Corporation's website at www.celestica.com. See "Who We Are"--"Corporate Governance".

Orientation and Continuing Education

Orientation for New Directors

The Corporation's orientation program helps new directors contribute effectively to the work of the Board as soon as possible. As part of this program, new directors receive written materials on the Board and committee mandates, Corporation's structure, organization, current priorities and issues that have been considered by the Board and each of its committees. New directors also attend meetings with the Chair, directors, Compensation Consultant and key executives and receive periodic presentations from senior management on major business strategy, industry trends, customer requirements and competitive issues. Through this orientation program, new directors have the opportunity to become familiar with the role of the Board and its committees, the contribution individual directors are expected to make, and the nature and operation of the Corporation's business.

Ongoing Director Development and Education

The Board's continuing education program has been designed to, among other things: (i) assist directors to maintain or enhance their skills and abilities as directors of the Corporation; and (ii) assist directors in ensuring that their knowledge and understanding of the Corporation's business remains current. Specifically, directors are provided with:

  •
  detailed information packages in advance of each Board and Committee meeting through an online portal which directors can access immediately upon the issuance of materials;

  •
  regular updates between meetings of the Board with respect to issues that affect the business of the Corporation; and

  •
  full access to the senior management and employees of the Corporation.

Directors review the annual work plan for board and committee meetings, participate in setting the agendas for Board and Committee meetings and participate in annual strategic planning sessions.

The Board's continuing education program also includes management presentations, analyst reports and regular business updates from the CEO. In addition, the Corporation provides each director with a membership in the National Association of Corporate Directors and the Institute of Corporate Directors to keep them up to date on the role and responsibilities of an effective Board member and help them stay in touch with issues of common interest to all directors.

Directors may also attend outside conferences and seminars that are relevant to their role, at the Corporation's expense with the prior approval of the Chair.

During 2014, directors attended educational presentations and were provided with educational materials related to:

  •
  executive compensation trends,

  •
  proposed changes to compensation practices and disclosure requirements in Canada and the U.S.,

  •
  succession management best-practices,

  •
  developments in corporate governance,

  •
  International Financial Reporting Standards,

  •
  financial disclosure practices and recommendations, and

  •
  changes to accounting rules and practices.

In 2014, management conducted or organized the education sessions noted below:

Date	Director Education Presentations (Subject)	Participants (All Committee members attended, except where noted)

January 2014	Presentation by management on China market and trends affecting the EMS industry.	Board

January 2014	Presentation by the Corporation's auditors on current developments in financial accounting, including IFRS standard-setting and the Ontario Securities Commission's review of non-GAAP and additional GAAP measures.
	Presentation by management on global trends, practices and key issues in implementing business services.	Audit Committee

April 2014	Presentation by Director of Investor Relations on investor relations.	Board

April 2014	Presentation by the Compensation Consultant on current trends, and regulatory developments in executive compensation (including compensation mix, pay-for-performance compensation, and international compensation trends).	Compensation Committee

April 2014	Presentation by management on amendments to TSX Company Manual and other regulatory initiatives.	Nominating & Corporate Governance Committee

April 2014	Presentation by the Internal Auditor on the updated internal control framework (COSO 2013) with focus on key principles of internal control that reflect the changes in general operating environments.	Audit Committee

July 2014	Presentation by Compensation Consultant on competitive market analysis for executive compensation.	Compensation Committee

July 2014	Presentation by management on Refined Manufacturing Acceleration Process (ReMAP), a federal government initiative that established a 25-member manufacturing research network that will help get innovative Canadian products to market faster. Celestica is the lead partner in the initiative.	Board

July 2014*	Presentations by selected customers regarding their respective businesses and industries.	Board

October 2014	Presentation by management on competitive and regulatory developments in the renewable energy market.	Board

October 2014
Presentation by the Compensation Consultant on trends in executive compensation, including compensation trends in Asia.
Presentation by the Compensation Consultant and by management on major trends and initiatives in human resources.
	Presentation by management on corporate social responsibility and sustainability trends globally.	Compensation Committee

* Mr. Schwartz was absent from this session.

All of the directors were provided with the educational materials and participated in sessions relevant to the committees on which they sit.

Director Skills Matrix
The Nominating and Corporate Governance Committee has developed a skills matrix which identifies the functional competencies, expertise and qualifications of the Corporation's existing directors and the competencies, expertise and qualifications that the Board would ideally possess.

	Daniel P. DiMaggio	William A. Etherington	Laurette T. Koellner	Craig H. Muhlhauser	Joseph M. Natale	Carol S. Perry	Eamon J. Ryan	Gerald W. Schwartz	Michael M. Wilson	TOTAL

Skills

Finance and Treasury		✓	✓	✓		✓		✓		5

Financial Literacy	✓	✓	✓	✓	✓	✓	✓	✓	✓	9

Operations (supply chain management and manufacturing)	✓			✓	✓				✓	4

IT and Business Transformation		✓	✓	✓	✓		✓	✓		6

Marketing and Sales	✓	✓		✓	✓		✓	✓	✓	7

Talent Development and Succession Planning	✓	✓	✓	✓	✓		✓	✓	✓	8

Services	✓	✓		✓	✓	✓				5

Strategy Deployment	✓	✓	✓	✓	✓	✓	✓	✓	✓	9

Aerospace and Defense			✓	✓	✓					3

Communications and/or Enterprise Computing		✓		✓	✓					3

Europe and/or Asia Business Development	✓		✓	✓	✓		✓		✓	6

Senior Officer or CEO Experience	✓	✓	✓	✓	✓		✓	✓	✓	8

Service on Other Public (For-Profit) Company Boards		✓	✓	✓	✓	✓		✓	✓	7

Other Characteristics

Gender	M	M	F	M	M	F	M	M	M	7M / 2F

Ethical Business Conduct

Code of Business Conduct and Ethics and Promotion of Ethical Conduct

The Corporation's Business Conduct Governance Policy (the "Policy") applies to all the Corporation's directors, officers and employees. In addition, the Corporation's CEO, senior finance officers and all personnel in the finance area are subject to the Corporation's Finance Code of Professional Business Conduct.

Both of these codes may be obtained on the Corporation's website at www.celestica.com. See "Who We Are"--"Corporate Governance".

The Board reviews the Policy and the process for administering the Policy on an annual basis. Management provides regular reports to the Board with respect to compliance with the Policy.

All employees above a designated level are required to certify compliance with the Policy annually. The Corporation also provides an on-line training program for the Policy. The Policy requires ethical conduct from employees and encourages employees to report breaches of the Policy to their manager. The Corporation provides mechanisms whereby employees can report unethical behavior, including the Celestica Ethics Hotline which provides a method for employees in every jurisdiction in the world to report unethical conduct, on an anonymous basis if they so choose.

As part of the written mandate of the Board, the Board has adopted as a minimum standard that directors must demonstrate integrity and high ethical standards. The mandate also requires the Board, to the extent feasible, to satisfy itself as to the integrity of the Corporation's CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

The Corporation's Corporate Values underpin the Corporation's commitment to strong business ethics. A copy of the Corporate Values may be obtained on the Corporation's website at www.celestica.com. See "Who We Are"--"Corporate Governance".

Material Interests in Transactions

Except as otherwise disclosed herein, the Corporation has no contracts or other arrangements in place in which any of its directors or officers has a material interest and does not anticipate entering into any such arrangement. If any such arrangement were to arise, it would first be considered by the Audit Committee (or a special committee of the Board consisting solely of independent directors) and then would be subject to the approval of the Board (in each case, without the participation of the director who would have the material interest in question).

Audit Committee
The Board has a fully independent Audit Committee (currently comprised of Laurette Koellner (Chair), Daniel DiMaggio, William Etherington, Joseph Natale, Carol Perry, Eamon Ryan and Michael Wilson). Shareholders may obtain further information regarding the Corporation's Audit Committee in Part I, Item 6C and Part II, Item 16A of the Corporation's 2014 Annual Report on Form 20-F, and may review the Audit Committee's mandate on the Corporation's website at www.celestica.com. See "Who We Are"--"Corporate Governance".

Members of the Audit Committee may not serve on more than three audit committees of public companies, including that of the Corporation.

The Audit Committee is directly responsible for the compensation, retention and oversight of the work of a registered public accounting firm for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. In addition, the Committee has sole authority for recommending the person to be proposed to Celestica's shareholders for appointment as external auditor and whether at any time the incumbent external auditor should be removed from office. The Audit Committee also has the authority to retain, in addition to the external auditor, such other outside legal, accounting or other advisors as it may consider appropriate and is not required to obtain the approval of the Board in order to retain, compensate or terminate such advisors.

The Audit Committee and its Chair are appointed annually by the Board. As part of each meeting at which (i) the Committee recommends that the Board approve the annual audited financial statements or (ii) the Committee reviews the quarterly financial statements, the Committee members meet separately with each of: management; the external auditor; and the internal auditors.

In addition to fulfilling the responsibilities as set forth in its mandate, in 2014, the Audit Committee implemented a formal annual review of the qualifications, expertise, resources and the overall performance of the Corporation's external auditor, including conducting a survey of each member of the Audit Committee and of certain key management personnel.

Nomination and Election of Directors

Director Nomination Process

Recognizing that new directors may be required from time to time, the Nominating and Corporate Governance Committee maintains a matrix of the competencies, skills and other characteristics that each existing director possesses for the purpose of identifying any gaps and determining the profiles for potential director nominees that would best serve the Corporation.

The Board is committed to nominating the best individuals to fulfill director roles, based on the needs of the Corporation at the relevant time. The Board believes that diversity is important to ensure that Board members provide the necessary range of complementary perspectives, experience and expertise required to achieve effective stewardship of the Corporation. When considering potential Board members, the Nominating and Corporate Governance Committee considers personal characteristics such as business experience, functional expertise, personal skills, stakeholder perspectives and geographic background.

The Board also recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role of women in contributing to diversity of perspective among directors. Accordingly, in January 2015, the Board adopted a written policy with respect to the identification and nomination of women directors and is taking meaningful steps to increase the representation of women on the Board, including targeting female candidates exclusively for the Corporation's most recent director search. Pursuant to the policy, the Corporation has adopted a target that at least 30% of the Board be comprised of women by 2020 and, in support of this target, established a requirement that the initial candidate list for any new director search be comprised of no less than 50% women. Although there has not been sufficient opportunity to measure progress towards this target and the effectiveness of the policy, given its recent adoption, since 2009, 2 of 5 (or 40%) of new director nominees have been women.

There are currently two women on the Board, representing 22% of the directors (29% of the independent directors), each of whom is being nominated for re-election to the Board, and one of whom chairs the Audit Committee. The Board considers that the composition and number of the nominees for the position of director that it proposes will allow the Board to perform effectively and act in the best interest of the Corporation and its stakeholders.

Independence and Powers of the Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is a fully independent committee of the Board and is currently comprised of William Etherington (Chair), Daniel DiMaggio, Laurette Koellner, Joseph Natale, Carol Perry, Eamon Ryan and Michael Wilson.

The mandate of the Nominating and Corporate Governance Committee is posted on the Corporation's website at www.celestica.com. See "Who We Are"--"Corporate Governance".

The Nominating and Corporate Governance Committee is responsible for developing and recommending governance guidelines for the Corporation (and recommending changes to those guidelines), identifying individuals qualified to become members of the Board, and recommending director nominees to be put before the shareholders at each annual meeting.

Election of Directors

The TSX requires listed issuers that are not majority controlled to adopt a majority voting policy for the election of directors or to otherwise satisfy the TSX's majority voting requirements. The Board has adopted a policy that requires, in an uncontested election of directors, that shareholders will be able to vote in favour of, or to withhold from voting, separately for each director nominee. If, with respect to any particular nominee, other than the controlling shareholder or a representative of the controlling shareholder, the number of shares withheld from voting by shareholders other than the controlling shareholder and its associates exceeds the number of shares that are voted in favour of the nominee by shareholders other than the controlling shareholder and its associates, then the Board shall determine, and in so doing shall give due weight to the rights of the controlling shareholder, whether to require the nominee to resign from the Board and if so required any such nominee shall immediately tender his or her resignation. The Board shall determine whether to accept such resignation from the Board. The Board shall accept such resignation absent exceptional circumstances. Such a determination by the Board shall be made, and announced by press release, within 90 days after the applicable shareholders' meeting. If the Board determines not to accept a resignation, the press release will state the reasons for such decision. Subject to any corporate law restrictions, the Board may leave any resultant vacancy unfilled until the next annual shareholders' meeting or it may fill the vacancy through the appointment of a new director whom the Board considers would merit the confidence of the shareholders or it may call a special meeting of shareholders at which there shall be presented a nominee or nominees to fill the vacant position or positions.

Although the Corporation is exempt from the TSX's majority voting requirements, the Corporation chose the policy described above to appropriately and effectively reflect the application of majority voting policies to a majority controlled company, consistent with the rationale underlying the TSX majority voting requirements and good corporate governance.

Compensation

Determination of Directors' and Officers' Compensation

In setting the compensation of the Corporation's officers, the Compensation Committee references a median level of compensation for each component of the officer's compensation package (base salary, annual incentives, mid-term and long-term incentives and benefits) compared to a group of companies in closely-related industries. For more detail on the philosophy and approach adopted by the Compensation Committee, see Compensation Discussion and Analysis in this Circular.

Director compensation is set by the Board on the recommendation of the Compensation Committee and in accordance with director compensation guidelines and principles established by the Nominating and Corporate Governance Committee. The Compensation Committee retains an independent compensation consultant to provide it with market advice. The Board is of the opinion that the remuneration paid to directors is appropriate in light of the time commitment, risks and responsibilities involved.

Independence and Powers of the Compensation Committee

The Board has a fully independent Compensation Committee (currently comprised of Eamon Ryan (Chair), William Etherington, Daniel DiMaggio, Laurette Koellner, Joseph Natale, Carol Perry and Michael Wilson). The Compensation Committee and its Chair are appointed annually by the Board. As part of each meeting, the Compensation Committee members meet without any member of management present and also meet with Towers Watson Inc. (the "Compensation Consultant") without any member of management present. The Compensation Committee has the sole authority to retain, compensate and terminate any consultants and advisors it considers necessary within its mandate.

The Compensation Committee's responsibilities include those noted at Compensation Committee in this Circular.

The full mandate of the Compensation Committee is posted on the Corporation's website at www.celestica.com. See "Who We Are"--"Corporate Governance".

External Advisors Regarding Director and Executive Compensation

The Compensation Committee has retained the Compensation Consultant as its independent compensation consultant to assist in the discharge of its mandate. For a description of the Compensation Consultant's role and mandate, see Compensation Discussion and Analysis — Compensation Objectives — Independent Advice in this Circular.

Assessments

Assessments of the Board and its Directors

The Mandate of the Board requires the Board to evaluate and review its performance, its committees and its directors on an annual basis.

The scope, focus and requirements of the evaluation and review will vary from year to year. The Board has retained an external advisor to assist in these evaluations. The evaluation process for a given year may involve all or any of a careful examination of individual directors, committees and the Board, and of the Board's role, objectives, and relationship with management, and peer review by the directors. The process may also involve soliciting feedback from senior executives as to the effectiveness of the working relationship with the Board and how to improve it. The results of the evaluation, and feedback on the evaluation process itself, are integrated into the next year's Board evaluation cycle.

Retirement Policy and Term Limits
The Board strives to achieve a balance between the need to retain directors with valuable institutional experience and the benefits obtained from new perspectives and approaches that accompany Board turnover.

Celestica's Corporate Governance Guideline provides that, unless the Board authorizes an exception, a director shall not stand for re-election after his or her 75th birthday (and the Corporation does not provide a director with any additional financial compensation upon retirement). However, the Board considers that the imposition of term limits would discount the value of experience and continuity amongst directors, runs the risk of excluding experienced and valuable board members, and is therefore not in the best interests of the Corporation.

To ensure adequate Board renewal, the Board relies on rigorous director assessments for evaluating directors, reviews the composition and effectiveness of the Board annually, including the tenure and performance of individual directors, and maintains the skills matrix disclosed above to ensure the Board possesses the requisite experience, expertise and business and operational insight for the effective stewardship of the Corporation.

The Board has demonstrated the effectiveness of its approach as 3 new directors, or 33% of the Board have been appointed since 2011.

Succession Planning and Formation of CEO Search Committee
In accordance with its mandate, the Compensation Committee, from time to time as it considers appropriate, maintains and reviews succession planning for the CEO, and all positions that report to the CEO and any other positions deemed by the CEO to be "mission critical". Mr. Muhlhauser and Ms. DelBianco solicit input from the Compensation Committee members with respect to such succession planning at regularly defined intervals and interface with the Compensation Committee at specified points throughout the year on this topic. Each July, the Compensation Committee conducts a formal, in-depth review of each of the succession plans with Mr. Muhlhauser and Ms. DelBianco in order to satisfy itself that the succession plans meet the needs of the Corporation. In 2013, the Corporation engaged an external consultant to provide the Corporation with best practices in succession planning management for senior executives. The consultant also conducted assessments of certain senior executives to ensure that appropriate succession and development plans are in place to meet the needs of the Corporation. In 2013 and 2014, the Compensation Committee reviewed the succession plan for senior executives.

On October 21, 2014, the Corporation announced that President and Chief Executive Officer, Craig Muhlhauser, had informed the Board of his intention to retire by the end of 2015 beginning an orderly leadership transition over the next twelve months. The Corporation's Board has established the CEO Search Committee and engaged an executive search firm to support a comprehensive search process to identify the next CEO, considering both external and internal candidates. The Board is targeting to have the new Chief Executive Officer in place and the transition process completed by the end of calendar 2015.

Gender Diversity
The Board is committed to selecting highly qualified individuals to fulfill senior management roles within the Corporation and considers the qualities and experiences of candidates, including their educational background, business experience, expertise and integrity, in the selection and recruitment of its executive officers. The Board and management believe the presence of qualified and diverse individuals in executive positions within the Corporation and its subsidiaries is important to ensure that the profiles of senior management provide the necessary range of perspectives, experience and expertise required to achieve effective management. The Board recognizes the significant role that women with appropriate and relevant skills and experience play in contributing to diversity of perspective in senior management roles.

The Corporation has initiatives to raise awareness and support the advancement of women including the deployment of a global mentoring program and a North American Women's Collaboration Forum. Plans are underway to expand this forum across the Corporation's global network. The Corporation also participates in the Protégé Project, a program that is sponsored by the Canadian Women in Communications and Technology (WCT) Organization, matching CEOs and other leaders as sponsors with senior female executives who are interested in further developing their leadership capabilities. The Corporation has adopted an equal opportunity policy which prohibits employment-related decisions based on or affected by prohibited factors, including an employee's gender. Accordingly, the Corporation does not specifically consider the level of representation of women in executive officer positions when making executive officer appointments and has not established a target regarding the number of women in senior executive positions.

As at December 31, 2014, one of the seven executive officers of the Corporation and its major subsidiaries is a woman, representing 14% of the total number of executive officer positions at such entities.

SCHEDULE B

    BOARD OF DIRECTORS MANDATE

1.      MANDATE

1.1
In adopting this mandate:

(a)
the Board of Directors (the "Board") of Celestica Inc. ("Celestica", or the "corporation") acknowledges that the mandate prescribed for it by the Business Corporations Act (Ontario) (the "OBCA") is to supervise the management of the business and affairs of Celestica and that this mandate includes responsibility for stewardship of Celestica; and

(b)
the Board explicitly assumes responsibility for the stewardship of Celestica, as contemplated by applicable regulatory and stock exchange requirements.

2.      BOARD MEMBERSHIP

2.1
Number of Members — The Board shall consist of such number of members of the Board ("Directors") as the Board may determine from time to time, provided that such number shall be within the minimum and maximum number of Directors set out in Celestica's articles of incorporation.

2.2
Independence of Members — The Board shall be comprised of Directors such that the Board complies with all independence requirements under applicable corporate and securities laws and all applicable stock exchange requirements. The Board shall annually review the relationships that each Director has with Celestica in order to satisfy itself that all applicable independence criteria have been met.

2.3
Election and Appointment of Directors — Directors shall be elected by the shareholders annually. Once elected, the Directors will hold office until the close of the next annual meeting of shareholders or until successors are elected or appointed, unless such office is earlier vacated in accordance with the corporation's by-laws.

2.4
Vacancy — The Board may appoint a member to fill a vacancy that occurs on the Board between annual elections of Directors to the extent permitted by the OBCA.

2.5
Removal of Members — Any Director may be removed from office by an ordinary resolution of the shareholders.

3.      EXPECTATIONS OF DIRECTORS

3.1
Minimum Standards for Directors — Directors and the Board as a whole are expected to meet the following minimum standards:

(a)
integrity and high ethical standards;

(b)
career experience and expertise relevant to Celestica's business purpose, financial responsibilities and risk profile (and Celestica shall disclose each Director's career experience and qualifications in every proxy circular delivered in connection with a meeting at which Directors are to be elected);

(c)
a proven understanding of fiduciary duty;

(d)
the ability to read and understand financial statements;

(e)
well-developed listening, communicating and influencing skills so, that individual Directors can actively participate in Board discussions and debate; and

(f)
time to serve effectively as a Director by not over-committing to other corporate and not-for-profit boards.

3.2
Attendance at Meetings

(a)
Every Director shall prepare for and attend (absent extenuating circumstances) all scheduled meetings of the Board and meetings of committees of the Board on which the Director serves.

(b)
It may be necessary to hold Board meetings by telephone from time to time. Although participation in person, when meetings are scheduled to be held in person, is strongly encouraged, when circumstances prevent a Director from attending a scheduled meeting in person, that Director shall make every effort to participate in the meeting by telephone.

3.3
Preparation for Meetings — Directors shall set aside adequate time to read and absorb the materials provided to them in advance of any meeting of the Board and any meetings of committees on which the Director serves. Preparation time will vary according to the complexity of the materials.

3.4
Participation in Meetings — Directors are expected to participate fully and frankly in the deliberations and discussions of the Board and its committees. They must apply informed and reasoned judgment to each issue that arises and express opinions, ask further questions and make recommendations that they think are necessary or desirable. Each Director shall act directly, not by proxy, either in person or by written resolution. Each Director shall have an equal say with each of the other Directors.

3.5
Service on Other Boards or Changes in Principal Occupation — A Director must advise the Chair:

(a)
in advance of accepting an invitation to serve on the board of another public company;

(b)
if that Director changes his or her principal occupation; or

(c)
if that Director ceases to be a "resident Canadian", as defined under the OBCA.

4.      BOARD CHAIR

4.1
Board to Appoint Chair — The Board shall appoint the Chair of the Board (the "Chair") from the members of the Board. The Chair shall be an independent Director.

4.2
Chair to be Appointed Annually — The appointment of the Chair shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the designation of the Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

5.      MEETINGS OF THE BOARD

5.1
Quorum — A quorum of the Board shall be a majority of its members.

5.2
Time and Place of Meetings — The time and place of the meetings of the Board and the calling of meetings and the procedure in all things at such meetings shall be determined by the Board; provided, however, the Board shall meet at least four times a year, with additional meetings held as deemed advisable.

5.3
Right to Vote — Each Director shall have the right to vote on matters that come before the Board.

5.4
Invitees — The Board may invite any person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

5.5
In Camera Sessions — As part of each meeting of the Board, the independent Directors shall meet without any member of management being present (including any Director who is a member of management).

6.      OUTSIDE ADVISORS

6.1
Retaining and Compensating Advisors — The Board shall have the authority to retain and terminate external advisors to assist in fulfilling its responsibilities and to set and pay the reasonable compensation of these respective advisors without consulting or obtaining the approval of any officer of the corporation. The corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors. Notwithstanding the foregoing, the Compensation Committee shall have the sole authority to terminate any consultant or advisor retained by it.

In addition, an individual Director shall have the authority to retain external advisors with the approval of the Chair. Fees and expenses relating to the retention of such advisors by an individual Director shall be subject to pre-approval by the Chair and, if so approved, paid by the corporation.

7.      REMUNERATION OF BOARD MEMBERS

7.1
Members of the Board and the Chair shall receive such remuneration for their service on the Board as the Board may determine from time to time, having regard to the recommendations of the Compensation Committee.

8.      DUTIES AND RESPONSIBILITIES OF THE BOARD

8.1
Specific Aspects of Stewardship Function — In adopting this mandate, the Board hereby explicitly assumes responsibility for the stewardship of the corporation including for the matters set out below:

(a)
to the extent feasible, satisfying itself as to the integrity of the corporation's Chief Executive Officer ("CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b)
adopting a strategic planning process and:

(i)
approving, on at least an annual basis, a strategic plan that takes into account, among other things, the opportunities and risks of the business and monitoring of progress against strategic and business goals;

(ii)
conducting an annual review of resources required to implement Celestica's growth strategy and the regulatory, governmental and other constraints on Celestica's business;

(iii)
monitoring the execution of Celestica's strategy and the achievement of its stated objectives;

(iv)
reviewing, at every board meeting, any recent developments that may impact Celestica's growth strategy; and

(v)
evaluating management's analysis of the strategies of competitors;

(c)
identifying the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

(d)
succession planning;

(e)
reviewing financial reporting and regulatory compliance;

(f)
establishing a communications policy for the corporation;

(g)
reviewing management of capital;

(h)
reviewing and approving material transactions;

(i)
establishing measures for receiving feedback from securityholders; and

(j)
reviewing board operations and evaluating board and individual Director effectiveness.

8.2
Corporate Governance Matters

(a)
The Board shall review and, if it considers appropriate, approve corporate governance guidelines recommended to it by the Nominating and Corporate Governance Committee and which comply with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

  (b)
  The Board shall review and, if it considers appropriate, approve any proposed changes to the corporate governance guidelines recommended to it by the Nominating and Corporate Governance Committee.

  (c)
  The Board shall review and approve any disclosure with respect to Celestica's governance practices in any document before it is delivered to Celestica's shareholders or filed with securities regulators or stock exchanges.

  (d)
  The Board shall review and, if it considers appropriate, approve the process recommended to it by the Nominating and Corporate Governance Committee for annually assessing the performance of the Board as a whole, the committees of the Board, the contribution of individual Directors (including the Chair of the Board) and the effectiveness of management.

  (e)
  The Board shall review and, if it considers appropriate, approve disclosure policies recommended to it by the Nominating and Corporate Governance Committee with respect to matters not covered by mandated financial disclosure.

8.3
Nomination and Appointment of Directors

(a)
The Board shall adopt selection criteria to be used by the Nominating and Corporate Governance Committee in selecting candidates for nomination to the Board and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such selection criteria.

(b)
The Board shall nominate individuals for election as Directors by the shareholders and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such nominations.

(c)
The Board may fill vacancies on the Board as it is permitted by law to fill and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such vacancies.

(d)
The Board shall consider recommendations made to it by the Nominating and Corporate Governance Committee with respect to the size and composition of the Board.

8.4
Specific Authorization — The Board shall authorize the CEO to enter into commitments on behalf of Celestica, subject to certain limits, and shall from time to time, as the Board considers appropriate, review such authorization.

8.5
Significant Decisions — The Board shall require management to obtain its approval for all significant decisions, including: major financings; significant acquisitions, dispositions and capital expenditures; and each annual operating plan.

8.6
Information Flow from Management — The Board shall require management to keep it apprised of the Corporation's performance and events that may materially affect the Corporation's business.

8.7
Corporate Objectives — The Board shall from time to time, as it considers appropriate, review and approve financial and business goals and objectives which will be used as a basis for measuring the performance of the CEO and will be relevant to CEO compensation.

8.8
Establishment of Committees

(a)
The Board shall establish and maintain the following standing committees of the Board, each having a mandate that incorporates all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:

(i)
Audit Committee;

(ii)
Nominating and Corporate Governance Committee; and

(iii)
Compensation Committee.

  (b)
  Subject to Celestica's articles and by-laws, the Board may appoint any other committee of Directors and delegate to such committee any of the powers of the Board, except to the extent that such delegation is prohibited under the OBCA.

  (c)
  The Board shall appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate. The Board shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

  (d)
  The Board shall from time to time, as it considers appropriate, review the mandates of each of its committees and shall approve any changes to those mandates as it considers appropriate. The Board shall require the Nominating and Corporate Governance Committee to make recommendations to the Board with respect to such matters.

8.9
Appointments

(a)
Subject to Celestica's articles and by-laws, the Board may designate the offices of the Corporation and appoint officers.

(b)
The Board shall also adopt position descriptions for:

(i)
the Chair;

(ii)
the CEO; and

(iii)
the chair of each standing committee of the Board;

    and shall require the Nominating and Corporate Governance Committee to make recommendations to the Board with respect to such matters.

8.10
Financial Statements — The Board shall review and, if it considers appropriate, approve Celestica's quarterly and annual financial statements after the Audit Committee has reviewed and made a recommendation to the Board regarding such statements.

8.11
Compensation Matters

(a)
Compensation and Benefits — The Board shall approve the total compensation for the members of the Board, in light of the recommendations of the Compensation Committee.

(b)
Pension Plan Matters — The Board shall receive and review reports from management and from the Compensation Committee covering the administration, investment performance, funding, financial impact, actuarial reports and other pension plan related matters.

8.12
Code of Business Conduct and Ethics

(a)
The Board shall approve a business code of conduct and ethics (the "Code") recommended to it by management and which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

(b)
The Board shall monitor compliance with the Code, including through reports as appropriate from management.

(c)
Either the Board or the Nominating and Corporate Governance Committee shall consider and, if it considers appropriate, approve the granting of waivers of the Code for the benefit of the corporation's Directors or executive officers.

9.      EVALUATION OF MANDATE

9.1
Amendments to Mandate — The Board shall from time to time, as it considers appropriate, review this mandate, and cause the Nominating and Corporate Governance Committee to review this mandate, and the Board shall approve any changes as it considers appropriate.

10.      NO RIGHTS CREATED

10.1
This mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the corporation. While it should be interpreted in the context of all applicable laws, regulations and stock exchange listing requirements, as well as in the context of the corporation's articles and by-laws, this mandate is not intended to, and shall not, establish any legally binding obligations.